SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 17, 2002

Compañía Internacional de
Telecomunicaciones S.A.
(Exact name of registrant as specified in its charter)

International Telecomunications CO INC
(Translation of registrant’s name into English)

Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Compañía Internacional de Telecomunicaciones S.A.

TABLE OF CONTENTS

Consolidated Financial Statements and Management’s Discussion and
Analysis of Financial Condition and Results of Operations as of
September 30, 2002 and 2001 and for the Fiscal Years ended
September 30, 2002, 2001 and 2000

Item

1.	Independent Public Accountant’s Report.

2.	Consolidated Financial Statements as of September 30, 2002 and 2001 and for the Fiscal Years Ended September 30, 2002, 2001 and 2000.

3.	Note to the Consolidated Financial Statements as of September 30, 2002 and 2001 and for the Fiscal Years Ended September 30, 2002, 2001 and 2000.

4.	Management’s Discussion And Analysis Of Financial Condition And Results Of Operations.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Consolidated Financial Statements and Management’s Discussion
and Analysis of Financial Condition and Results of Operations
as of September 30, 2002 and 2001 and for the Fiscal Years
ended September 30, 2002, 2001 and 2000

ITEM 1

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors of
Compañía Internacional de Telecomunicaciones S.A.

1.
We have audited the accompanying consolidated balance sheet of Compañía Internacional de Telecomunicaciones S.A. (“the Company”- an Argentine Corporation) and its consolidated subsidiary Telefónica de Argentina S.A. (“Telefónica”) as of September 30, 2002 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the fiscal year then ended, all expressed in constant Argentine pesos (see note 2.3. to the accompanying consolidated financial statements) and prepared according to generally accepted accounting principles in Argentina (“Argentine GAAP”) applicable to consolidated financial statements.

2.
The Company’s consolidated financial statements as of September 30, 2001 and 2000 and for the fiscal years then ended, before their restatement in constant pesos of September 30, 2002 and before the computation of retroactive reclassifications as described in note 2.10. to the financial statements referred to in paragraph 1, that are presented for comparative purposes, were audited by other auditors, who issued an unqualified audit report according to generally accepted auditing standards inArgentina, dated November 16, 2001. At such date, the abovementioned auditors also issued an audit report in accordance with generally accepted auditing standards in the United States of America on the consolidated financial statements of the Company and Telefónica as of September 30, 2001 specially prepared by the Company for their filing with the Securities and Exchange Commission of such country, and on February 26, 2002, such auditors added to the abovementioned report a description of: the measures adopted by the Argentine Federal Government as of that date, the possibility that the Company’s Shareholders’ equity may become negative as a consequence of the devaluation of the

Argentine peso, the existence of a substantial doubt about the Company’s and Telefónica’s ability to continue as a going concern and, the fact that the recoverability of the booked value of Fixed assets related to Telefónica’s telecommunications business as of September 30, 2001 depended on the outcome of the renegotiation of rates in progress (see paragraphs 6 to 9 of this report).

3.
The preparation and issuance of the consolidated financial statements as of September 30, 2002 and 2001 and for the fiscal years ended September 30, 2002, 2001 and 2000 is the responsibility of the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to express an opinion on the consolidated financial statements referred to in paragraph 1. based on our audit with the scope mentioned in paragraph 4.

4.
We conducted our audit in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements taken as a whole are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

5.
We have not audited the financial statements of Telinver S.A. as of September 30, 2002 that were used by Telefónica to prepare the consolidated financial statements of Telefónica with its subsidiary as of that date. The negative equity interest in Telinver S.A. as of September 30, 2002 amounted to $31 million (amount calculated considering the Company’s indirect ownership interest in such company) and the net loss computed in the consolidated financial statements for the investment in this company amounts to $88 million (amount calculated considering the Company’s indirect ownership interest in such company). The financial statements of Telinver S.A. for the three-month fiscal year ended December 31, 2001 and for the nine-month period ended September 30, 2002 were audited by other auditors who issued their reports, which have been provided to us by the Company, dated February 26, 2002 and November 4, 2002, respectively, expressing a qualified opinion due to uncertainties about Telinver S.A.’s ability to continue as a going concern and to the recoverability of accumulated minimum presumed income tax charge as of September 30, 2002 for a booked value of $3 million. Therefore, our opinion included in paragraph 10. of this report, with regard to the figures included for Telinver S.A., is based on the reports of those auditors.

6.
As described in Note 22. to the accompanying consolidated financial statements, in the current year a deep change has been implemented in the economic model of Argentina, as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, are (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the default on the payment of the Government’s internal and external debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loans and dividend distributions without prior authorization from the Banco Central de la República Argentina; (e) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government, which may include the making of changes to those already adopted. The accompanying consolidated financial statements should be read taking into account the issues mentioned above.

7.
As described in note 8.1. to the consolidated financial statements, as of September 30, 2002 consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of approximately US$1,028 million (equivalent to $3,845 million as of September 30, 2002). The Company’s and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies. Although the Company and Telefónica have expressed that they willcontinue to make their best efforts to obtain such financing, as of the date of issuance of this report, it is impossible to ensure what the result of such negotiations will be, or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their liabilities in the normal course of business and maintain its normal operations.

8.
As described in detail in note 12.1 to the consolidated financial statements, under Law N° 25,561 Telefónica will have to renegotiate with the Government the rate scheme to be effective in the future. Although Telefónica valued its fixed assets and minimum presumed income tax credit on the basis of Telefónica’s management best estimate considering currently available information, Telefónica cannot predict with precision the future rate scheme and therefore the amount of future revenues and net cash flows. Consequently, whether the participation of the Company in the booked amounts of fixed assets and minimum presumed income tax credit of Telefónica as of September 30, 2002 of $5,709 million and $24 million, respectively (amounts calculated considering the Company’s ownership interest in Telefónica) (see notes 2.6.e) and h) to the consolidated financial statements), and the booked amount of goodwill related to the Company’s investment in Telefónica as of September 30, 2002 of $353 million (see note 2.6.f) to the consolidated financial statements), are fully recoverable depends on the effect that the outcome of the rate renegotiation may have on Telefónica’s operations and cash flows. Accordingly, no impairment relating to the recoverability of these assets has been made by the Company in the accompanying consolidated financial statements as of September 30, 2002.

9.
The financial statements of the Company and Telefónica as of September 30, 2002 have been prepared assuming that the Company and Telefónica will continue as a going concern. Situations described in paragraphs 7 and 8 above raise substantial doubt about the ability of the Company and Telefónica to continue as a going concern. The financial statements as of September 30, 2002 do not include any adjustments that might result from the outcome of these uncertainties.

10.
In our opinion, based on our audit and the reports issued by the other auditors mentioned in paragraph 5, and subject to the effects, if any, that might derive from the outcome of the uncertainties referred to in paragraphs 5, and 7 to 9, the financial statements referred to in paragraph 1. present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of September 30, 2002 and the consolidated results of its operations and consolidated cash flows for the fiscal year ended on such date, in conformity with generally accepted accounting principles in Argentina.

11.
Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with Argentine GAAP, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires,
    November 22, 2002

DELOITTE & Co. S.R. L. C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI (Partner) Public Accountant – U.B.A. C.P.C.E.C.A.B.A. Vol. 212 – F° 200

ITEM 2

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

Registered Address: Tucumán 1 - 18th floor, Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2002 AND 2001 AND FOR
THE FISCAL YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

(stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.)

Principal	Business: Direct or indirect participation in businesses related to the areas of telecommunications, other forms of communications and energy.

Registration with the Public Registry of Commerce:

–	Of the articles of incorporation: October 4, 1990.
–	Of the last change to the bylaws: October 29, 2001. See Notes 19. and 24.

Registration number with the “Inspección General de Justicia” (“IGJ” the governmental regulatory agency of corporations): 1,528,250.

Duration of the corporation: through October 1, 2089.

Fiscal year-end: September 30. See Note 24.

Capital structure: See Note 6.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2002 AND 2001

(stated in millions of constant Argentine pesos of September 30, 2002 - see Note 2.3.)

	2002	2001
CURRENT ASSETS

Cash and banks (Note 3.a)	62	22
Investments (Note 23.b)	294	52
Trade receivables (Note 3.b)	426	1,504
Other receivables (Note 3.c)	201	399
Inventories (Note 3.d)	46	51
Other assets (Note 3.e)	3	—

Total current assets	1,032	2,028

NONCURRENT ASSETS
Trade receivables (Note 3.b)	7	102
Other receivables (Note 3.c)	127	55
Investments (Note 23.a)	19	93
Fixed assets (Note 23.c)	8,824	9,956
Intangible assets and deferred charges (Note 23.d)	435	493

Total noncurrent assets	9,412	10,699

Total assets	10,444	12,727

CURRENT LIABILITIES
Trade payables (Note 3.f)	468	650
Bank and other financial payables (Note 3.g)	4,100	2,949
Payroll and social security taxes payable (Note 3.h)	75	146
Taxes payable (Note 3.i)	80	203
Other payables (Note 3.j)	58	106
Reserves (Note 23.e)	3	7

Total current liabilities	4,784	4,061

NONCURRENT LIABILITIES
Trade payables (Note 3.f)	70	71
Bank and other financial payables (Note 3.g)	4,282	2,795
Payroll and social security taxes payable (Note 3.h)	33	82
Other payables (Note 3.j)	72	105
Reserves (Note 23.e)	129	181

Total noncurrent liabilities	4,586	3,234

Total liabilities	9,370	7,295

MINORITY INTEREST IN SUBSIDIARIES	752	2,222
SHAREHOLDERS’ EQUITY (per related statement)	322	3,210

Total liabilities, minority interest in subsidiaries and shareholders’ equity	10,444	12,727

The accompanying Notes 1 to 24 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000 (1)

(stated in millions of constant Argentine pesos of September 30, 2002, except for per share amounts which are stated in constant Argentine pesos - see Note 2.3.)

	2002	2001(2)	2000(2)
NET REVENUES	3,885	6,196	6,542
COST OF SERVICES PROVIDED (Note 3.k)	(2,522)	(3,143)	(3,791)

Gross profit	1,363	3,053	2,751
ADMINISTRATIVE EXPENSES (Note 23.h)	(519)	(657)	(531)
SELLING EXPENSES (Note 23.h)	(762)	(924)	(462)

Operating income	82	1,472	1,758
LOSS ON EQUITY INVESTMENTS	(8)	(4)	(9)
OTHER EXPENSES, NET (Note 23.h)	(155)	(250)	(331)
FINANCIAL INCOME (LOSS) ON ASSETS, NET (Note 23.h)	(754)	(106)	208
FINANCIAL INCOME (LOSS) ON LIABILITIES, NET (Note 23.h)	(3,341)	(482)	(504)
UNUSUAL ITEMS (Note 23.h)	—	(15)	—

(Loss) Income for the year from continuing operations before income tax and minority interest in subsidiaries	(4,176)	615	1,122
INCOME TAX (Note 2.6.h)	(67)	(376)	(447)
MINORITY INTEREST IN SUBSIDIARIES	1,355	(242)	(372)

Net (loss) income for the year from continuing operations	(2,888)	(3)	303
NET LOSS OF TELEFONICA’S SPUN-OFF BUSINESSES (Note 4.2.)	—	(46)	(2)

Net (loss) income for the year	(2,888)	(49)	301
Dividends attributable to preferred shareholders	(2)	(6)	(7)

(Loss) earnings attributable to common shareholders	(2,890)	(55)	294

(Loss) earnings per share	(0.545)	(0.011)	0.055

(1)	See Note 4.
(2)	See Note 2.10.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2002

(stated in millions of constant Argentine pesos of September 30, 2002 - see Note 2.3.)

	2002
	Shareholders’ contributions
	Common			Preferred
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock	Adjustment to capital stock	Adjustment to redemption value	Subtotal
Description	Face Value			Face value
Balance at beginning of year	531	1,555	34	14	45	2	2,181
Adjustment to preferred stock’s redemption value (1)	—	23	—	—	—	(23)	—
Net loss for the year	—	—	—	—	—	—	—

Balance at end of year	531	1,578	34	14	45	(21)	2,181

	2002
	Retained earnings
Description	Legal reserve	Reserve for future dividends	Unappropriated earnings		Total
Balance at beginning of year	228	844	(43)		3,210
Adjustment to preferred stock’s redemption value (1)	—	—	—		—
Net loss for the year	—	—	(2,888)		(2,888)

Balance at end of year	228	844	(2,931	)(2)	322

(1)	See Note 5.
(2)	See Note 21.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2001

(stated in millions of constant Argentine pesos of September 30, 2002 - see Note 2.3.)

2001
Shareholders’ contributions
	Common			Preferred
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock	Adjustment to capital stock	Adjustment to redemption value	Subtotal
Description	Face value			Face value
Balance at beginning of year	531	1,555	34	17	54	2	2,193

Resolutions approved by the Regular Shareholders’ Meeting of December 18, 2000:
– Legal Reserve	—	—	—	—	—	—	—
– Reserve for future dividends	—	—	—	—	—	—	—

Resolutions approved by the Special Shareholders’ Meeting of April 30, 2001:			—	—	—	—	—
– Redemption of preferred stock	—	—	—	(3)	(9)	—	(12)
– Cash dividend, Class A preferred shares	—	—	—	—	—	—	—
– Cash dividend, Class B preferred shares	—	—	—	—	—	—	—

Effect of Telefónica’s spun-off businesses (1)	—	—	—	—	—	—	—

Net loss for the year	—	—	—	—	—	—	—

Balance at end of year	531	1,555	34	14	45	2	2,181

	2001
	Retained earnings
Description	Legal reserve	Reserve for Future Dividends	Unappropriated earnings	Total
Balance at beginning of year	212	565	302	3,272

Resolutions approved by the Regular Shareholders’ Meeting of December 18, 2000:
– Legal Reserve	16	—	(16)	—
– Reserve for future dividends	—	285	(285)	—

Resolutions approved by the Special Shareholders’ Meeting of April 30, 2001:
– Redemption of preferred stock	—	—	—	(12)
– Cash dividend, Class A preferred shares	—	(1)	—	(1)
– Cash dividend, Class B preferred shares	—	(5)	—	(5)

Effect of Telefónica’s spun-off businesses (1)	—	—	5	5

Net loss for the year	—	—	(49)	(49)

Balance at end of year	228	844	(43)	3,210

(1) See Note 4.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2000

(stated in millions of constant Argentine pesos of September 30, 2002 - see Note 2.3.)

2000
Shareholders’ contributions
	Common			Preferred
	Capital stock	Adjustment to capital stock	Premium on share issue	Capital stock	Adjustment to capital stock	Adjustment to redemption value	Subtotal
Description	Face value			Face value
Balance at beginning of year	531	1,555	34	20	63	2	2,205
Resolutions approved by the Regular Shareholders’ Meeting of December 21, 1999:
– Legal Reserve	—	—	—	—	—	—	—
– Reserve for future dividends	—	—	—	—	—	—	—
Board of Directors’ resolutions of January 11 and July 21, 2000 voting cash dividends (0.03 (1) per share)	—	—	—	—	—	—	—
Resolutions approved by the Special Shareholders’ Meeting of April 28, 2000:
– Redemption of preferred stock	—	—	—	(3)	(9)	—	(12)
– Cash dividend, Class A preferred shares	—	—	—	—	—	—	—
– Cash dividend, Class B preferred shares	—	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	—	—

Balance at end of year	531	1,555	34	17	54	2	2,193

	2000
	Retained earnings
Description	Legal reserve	Reserve for Future Dividends	Unappropriated earnings	Total
Balance at beginning of year	197	581	312	3,295
Resolutions approved by the Regular Shareholders’ Meeting of December 21, 1999:
– Legal Reserve	15	—	(15)	—
– Reserve for future dividends	—	296	(296)	—
Board of Directors’ resolutions of January 11 and July 21, 2000 voting cash dividends (0.03 (1) per share)	—	(305)	—	(305)
Resolutions approved by the Special Shareholders’ Meeting of April 28, 2000:
– Redemption of preferred stock	—	—	—	(12)
– Cash dividend, Class A preferred shares	—	(1)	—	(1)
– Cash dividend, Class B preferred shares	—	(6)	—	(6)
Net income for the year	—	—	301	301

Balance at end of year	212	565	302	3,272

(1)	Historical value.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

(stated in millions of constant Argentine pesos of September 30, 2002 - see Note 2.3.)

	2002	2001(6)	2000(6)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year (2)	356	74	893
Cash and cash equivalents at beginning of year	74	893	482

Increase (Decrease) in cash and cash equivalents	282	(819)	411

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities of continuing operations:
Net (loss) income for the year	(2,888)	(49)	301
Net loss of Telefónica’s spun-off businesses	—	46	2
Adjustments to reconcile net (loss) income for the year to net cash provided by continuing operations:
Financial expenses (3)	3,262	174	(84)
Inflation loss on monetary accounts (4)	40	—	—
Fixed assets depreciation	1,413	1,356	1,530
Material consumption	66	67	55
Net book value of fixed assets retired	4	24	58
Net book value of intangible assets retired	8	—	—
Amortization of intangible assets and deferred charges	67	47	64
Cost of goods sold	23	174	108
Impairment in value of inventories	—	24	7
Increase in allowances and reserves	546	457	257
Loss on equity investments	8	4	9
Minority interest in subsidiaries	(1,355)	242	372
Payment of dividends to minority shareholders	(117)	(163)	(325)
Holding gains	10	—	—
Changes in assets and liabilities:
Other receivables (8)	(112)	(152)	(24)
Inventories	(24)	(177)	(146)
Payroll and social security taxes payable	6	(84)	15
Taxes payable	(50)	(66)	97
Other payables	(14)	9	11
Trade receivables	84	(234)	(544)
Trade payables	(111)	(210)	(139)
Investments	—	—	44

Total cash flows from operating activities of continuing operations	866	1,489	1,668

Cash flows (used in) provided by continuing investing activities:
Increase on equity investments	—	(11)	(20)
(Increase) decrease in other noncurrent investments	—	(66)	20
Purchases of fixed assets (5) (9)	(310)	(856)	(956)

Total cash flows used in continuing investing activities	(310)	(933)	(956)

Cash flows (used in) provided by continuing financing activities:
Increase in bank and other financial payables	303	3,637	4,010
Decrease in bank and other financial payables	(572)	(4,998)	(3,492)
Redemption of preferred stock	—	(12)	(12)
Payment of cash dividends to preferred shareholders	—	(6)	(312)
Increase in intangible assets (7)	(5)	(13)	—

Total cash flows (used in) provided by continuing financing activities	(274)	(1,392)	194

Spun-off assets	—	(146)	—
Cash flows provided by (used in) Telefónica’s spun-off businesses (6)	—	163	(495)

Total increase (decrease) in cash and cash equivalents	282	(819)	411

(1)	Cash and cash equivalents (investments with an original maturity not exceeding three months). See Note 2.5.
(2)	Supplemental information on cash flows, see Note 17.
(3)	Includes those not involving cash flows. In 2002, net of 33 million corresponding to the exchange gain (net of inflation loss) originated by cash and cash equivalents in foreign currency.
(4)	In 2002, net of 55 million corresponding to inflation loss originated by local currency cash and cash equivalents.
(5)	Net of 15 million, 40 million and 183 million financed by trade and bank and financial payables for the years ended September 30, 2002, 2001 and 2000, respectively.
(6)	See Note 4.
(7)	In 2002, net of 11 million financed by trade payable.
(8)
In 2001, net of 206 million related to the settlement of intercompany receivables, through the assignment of financial loans and of 66 million related to reclassification of Patriotic Bond from noncurrent investments to other noncurrent receivables.

(9)	In 2002, net of 29 million of capitalized exchange differences.

The accompanying Notes 1 to 24 are an integral part of these financial statements.

ITEM 3

COMPAÑIA INTERNACIONAL DE TELECOMUNICACIONES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2002, 2001 AND 2000

(amounts stated in constant Argentine pesos, except where expressly indicated that figures are stated in other currency – see Note 2.3.)

1.	CORPORATE OBJECTIVE

Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”) controls Telefónica de Argentina S.A. (“Telefónica”) which has a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina. The license as granted was exclusive through November 8, 1997, with the possibility of a three-year extension. On March, 1998 the National Executive Power has issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition. In this context, the Secretary of Communications (“SC”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999. In this respect, on March 31, 1999, Telefónica signed a contract with the SC whereby Telefónica was granted a license for an unlimited period of time to provide local, domestic and international long-distance telephone services and telex services in the Northern Region of Argentina. Telefónica’s obligations under this license, mainly relate to service quality and coverage of the areas to be serviced. Additionally, on June 9, 2000 the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunication market since November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. (See Notes 7. and 12.).

Additionally, on April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved the amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other type of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the reform of the corporate purposes, it is necessary to obtain the related authorization of telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the mentioned reform is subject to administrative approval by the SC.

Telefónica, S.A. (“TESA”), formerly known as Telefónica de España S.A., a Spanish company, indirectly controlling the Company, has carried out a plan to make a global reorganization of its group operations by line of business. As a result of such reorganization, Telefónica and, consequently, the Company, no longer hold an interest in certain companies indirectly controlled by them. See Note 4.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) applicable to consolidated financial statements in accordance with the requirements of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) and are presented in constant Argentine pesos (see Note 2.3.). The consolidated financial statements also include certain reclassifications and additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

In accordance with Argentine GAAP and current Argentine legislation, the presentation of the parent company’s individual financial statements is required. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

Following the procedure established by Technical Resolution (“RT”) No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the applicable standards of the CNV, the Company has consolidated, line by line, its balance sheet as of September 30, 2002 with the consolidated balance sheet included in the consolidated financial statements of Telefónica and its subsidiary Telinver S.A. (“Telinver”) as of September 30, 2002; companies in which Cointel holds sufficient votes to determine the corporate will whether directly or indirectly. Moreover, due to Telefónica’s and Telinver’s fiscal year-end date change (see Note 2.7.) the Company has consolidated, line by line, its statements of income and cash flows for the year ended September 30, 2002 using the consolidated statements of income and cash flows included in the consolidated financial statements of Telefónica and Telinver for the three-month fiscal year ended December 31, 2001, plus the consolidated statements of income and cash flows included in the consolidated financial statements of Telefónica and Telinver for the nine-month period ended September 30, 2002.

The consolidated financial statements as of September 30, 2001 and 2000 were prepared using the financial statements as of those dates of Telefónica and its subsidiary Telinver, considering the retroactive reclassifications mentioned in Note 2.10.

The consolidated financial statements as of September 30, 2000 have been prepared using the financial statements as of that date of Telefónica and its subsidiaries Telinver and its subsidiary Call Center S.A. (“Call Center”); Telefónica Comunicaciones Personales S.A. (“TCP”), Telefónica Data Argentina S.A. (“TDA”) (formerly Advance Telecomunicaciones S.A.) and the financial statements of TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”) as of June 30, 2000, companies in which Telefónica held sufficient votes to determine the corporate will whether directly or indirectly.

All material intercompany accounts and transactions have been eliminated in consolidation.

As of September 30, 2002, the data reflecting corporate control is as follows:

Company	Business	Capital stock (1)		% of capital stock and % of votes		Shareholding
Telefónica	Telecommunications services (5)	1,746,052,429	(4)	64.83	(2)	Direct

Telinver	Commercial, investment and telecommunications services, among others	49,623,218		64.83	(3)	Indirect

(1)	Total face value, in Argentine pesos.
(2)	See Note 4.
(3)	Telefónica’s interest in Telinver amounts to 99.99%.
(4)	Includes 2,355 treasury shares. See Note 4.2.
(5)	See Note 1.

2.2.	Generally accepted accounting principles

In preparing these financial statements, the Company used the valuation methods required by applicable resolutions of the CNV which, in the Company’s case, do not differ from those required by the FACPCE, and approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”). See Note 2.9.

2.3.	Presentation of financial statements in constant Argentine pesos

Until the six-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos of August 1995 according to RT No.6 of FACPCE. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of General Resolution No. 272 of the CNV, the Company had discontinued the application of the restatement method. This criteria was accepted under Argentine GAAP until December 31, 2001.

However, considering the new inflationary context (increase of the applicable index for restatement of financial statements (wholesales prices) was 121.2% in the period January 2002 through September 2002) and the conditions created by the new system established by the Public Emergency and Exchange System Reform Law, which are described in detail in Note 22., on March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 which sets forth, among other provisions, the reintroduction of the inflation adjustment established by RT No. 6, applied to fiscal years or interim periods ended as from March 31,2002, with the changes recently incorporated by RT No. 19 issued by the FACPCE, adopted by Resolution CD No. 262/01 of the CPCECABA to be applied to fiscal years beginning July 1, 2002, inclusive, and provides that all recorded amounts restated by changes in the general purchasing power until the interruption of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the National Executive Power issued Decree 1269/02 repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of financial statements in constant pesos. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant pesos.

In accordance with the above, the financial statements of the Company as of September 30, 2002 and 2001 and for the years ended September 30, 2002, 2001 and 2000 have been prepared in constant pesos (restated according to the changes in the Argentine wholesale price index published by the INDEC (Argentine Institute of Statistics and Census)) in compliance with the mentioned accounting standards and the regulations issued by the National Executive Power and the CNV.

The restatement in constant Argentine Pesos method must be applied to the costs booked immediately prior to the capitalization of the exchange differences mentioned in Note 2.6.e).

2.4.	Financial instruments with off-balance sheet risk and concentration of credit risk

The Company has not had a fixed policy of entering into derivative financial instruments for managing its exposure to market risk. As of the date of these financial statements, Telefónica has entered into the following instruments to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.
Effective September 29, 1999, Telefónica has entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the yen-dollar exchange rate, in connection with a loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate to be paid to Citibank N.A. during the term of the loan for the dollars received is 7.98% per annum. As of September 30, 2002, the related liability taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payments terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica shareholders’ equity.

2.
During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the euro-dollar exchange rate, in connection with Telefónica’s net position of assets and liabilities in euros, including the balance of the loan granted by The Istituto Centrale Per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

The only significant concentration of credit and operations as of September 30, 2002 and 2001 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Consolidated trade receivables from the Argentine Government as of September 30, 2002, 2001 and 2000 amounted to 92 million, 228 million and 204 million, respectively (in constant pesos of September 30, 2002). The percentages of net revenues derived from services rendered to the Argentine

Government for the years ended September 30, 2002, 2001 and 2000 were 3.5%, 3.9% and 4.4%, respectively.

Out of the above-mentioned balances as of September 30, 2002 not yet collected as of the date of issuance of these financial statements, approximately 81 million were past due as of September 30, 2002. On the basis of Telefónica’s current collection efforts and the information available as of the date of issuance of these financial statements about Argentina’s future economic perspectives, Telefónica’s Management has estimated the possible collection terms and conditions of the receivables from government entities mentioned above. The estimated financial effects of the possible deferral of collections from such government agencies have been considered to determine the allowance for doubtful accounts as of September 30, 2002. The portion of net value related to these receivables that Telefónica estimated will be collected over 12 months has been classified as noncurrent as of September 30, 2002 and 2001 (see Note 3.l).

2.5.	Statement of cash flows

In the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

2.6.	Valuation methods

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year (see Notes 2.6.e), 2.6.f), 2.6.h), 8. and 12., in connection with material estimates related to Telefónica’s revenues and the Company’s and Telefónica’s future financing). The ultimate results could differ from those estimates.

These financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of these financial statements. All the estimates made by the Company’s and Telefónica’s Management have been calculated taking into account the above mentioned effects. The effects of additional economic regulations that could be implemented by the Government will be disclosed in the financial statements when they became known by the Company’s Management (see Note 22.).

The principal valuation methods used in the preparation of the consolidated financial statements are as follows:

a)	Cash and banks, trade receivables, current investments, other receivables, payroll and social security taxes and other payables (except bank and financial payables):

–	In local currency (Argentine Pesos): at nominal value, including financial income/expense accrued through the end of each year, if applicable.

–
In foreign currency: they are stated at the exchange rate applicable to its settlement in effect at the end of each year according to the intended use by the Company, including accrued financial income/expenses, if applicable. The exchange differences, net of those capitalized as described in Note 2.6.e), were credited/charged to income/expense of each year. The related detail is disclosed in Note 23.g).

Mutual funds have been valued at the market value as of the year ended September 30, 2001, net of estimated sale expenses.

Trade receivables include services provided and settlements with foreign correspondents billed, as well as, services and settlements accrued but unbilled as of the end of each year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each year end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

Prepaid services: includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost accrued through the period-end for having received the basic service (see Note 11.1.). Such amount is disclosed net of the unaccrued balance of the income from the sale of the assets transferred to IBM, which is accrued on a straight-line basis over the term of the contract.

“Patriotic Bond”: it was valued at face value in foreign currency, stated at the exchange rate applicable to its settlement in effect at the end of each year according to the intended use of the Bond by Telefónica, plus the financial income accrued until those dates. Telefónica intends to hold the Patriotic Bond until the related maturity date and use it to compensate taxes to be payable (see Note 15.1.). As of September 30, 2001 the investment had been disclosed under noncurrent investments.

Tax credit certificates (“TCC”): as of September 30, 2002 they were valued at face value plus the “benchmark stabilization coefficient” and the financial income accrued until the end of each year. Telefónica intends to hold the tax credit certificates until the related maturity date and use them to compensate taxes to be payable (see Note 15.2.)

Payroll and social security taxes payable: include (i) pre-retirement agreements with employees, which are recorded on the basis of the present value of such agreements (see Note 3.h) and ii) the non-remunerative benefit granted to workers suspended for a one-year term for the full amount pending payment at the end of the year.

Universal Service contribution (see Note 14.a): Telefónica calculates the charge for the universal service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) admitted by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the universal service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies which must be first approved by the regulatory entity are booked by Telefónica as receivable in the year in which its reimbursement is approved by such entity.

Other payables mainly include: a) the amounts payable for the settlement of certain legal actions involving the contributions that Telefónica is required to make to the employee’s “Compensatory Fund”, which were recorded at the present value of the future payments agreed upon. Also, other payables include the amounts payable under the agreement of extraordinary contribution to the Compensatory Fund executed by Telefónica that were recorded at the present value of the payments agreed upon, b) Benefits under the Collective Labor Agreements for Telefónica’s employees who retire on reaching normal retirement age, or earlier due to disability or death. The liability for these benefits is stated at the present value and has been determined based on the number of employees in service as of the end of each year and the probability of their qualifying for this benefit and c) a balance related with an agreement executed with Deutsche Bank S.A., whereby the Company purchased, on November 28, 2001, US$15 million at an exchange rate of 1.0725 per US dollar. The premium imputed in the agreement was amortized by the straight-line method over the life of the agreement.

b)	Inventories:

Raw materials and supplies have been valued at replacement cost, which does not exceed their estimated realizable value.

Directories in edition process have been valued at its production restated cost. This value does not significantly differ from restated reproduction cost and does not exceed their estimated realizable value.

Telephony equipment and other equipment (including telephone accessories and prepaid cards) have been valued at the replacement cost up to the limit of their estimated realizable value.

Inventories are disclosed net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at each year-end.

c)	Other assets:

In 2002, includes buildings no longer used in the operations and intended for sale. The carrying value does not exceed their estimated realizable value.

d)	Noncurrent investments:

The equity interest in E-Commerce Latina S.A. (“ECL”) as of September 30, 2002 and 2001, was valued by the equity method based on the financial statements as of September 30, 2002 and 2001 expressed in constant pesos, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments represent Telefónica’s share in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its share in New Skies Satellites N.V. as of September 30, 2002 and 2001. They have been valued at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each year up to the limit of its interest value by the equity method, determined on the basis of the latest available financial information. As a result of the registration of Intelsat as a commercial entity, the requirement that Telefónica should not cease to be an investor in Intelsat without the prior consent of the regulatory authorities has ceased to have effect (see Note 20.b).

Listed shares of Telefónica: relates to Class “B” Telefónica shares sold by the Company under repurchase agreements (see Note 8.2.1.). Until June 30, 2001 they were stated at their market value net of estimated selling expenses since the Board of Directors decided the free disposition of these shares. As from September 30, 2001 and according to the operations described in Note 8.2.1., the Company’s Management ceased to consider such shares as freely available and consequently, such shares (representing approximately 2.3% of the Company’s equity interest in Telefónica) were considered in the consolidation process with Telefónica’s financial statements.

e)	Fixed assets:

Fixed assets received from Empresa Nacional de Telecomunicaciones (“Entel”) have been valued at their transfer price to Telefónica restated as indicated in Note 2.3., and subsequent additions have been valued at cost, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, generated by third parties, related to the investment during the construction period through the time the asset is ready for use. Capitalized interest and exchange differences net of the effect of inflation, if applicable, included in construction in process, for the years ended September 30, 2002, 2001 and 2000 totaled 41 million (including 29 million of capitalized exchange difference), 89 million and 117 million, respectively (in constant pesos of September 30, 2002).

For those assets whose operating condition warrants replacement earlier than the end of the useful life allocated to the fixed asset category concerned, Telefónica calculates depreciation charge based on the estimated remaining useful life assigned, in accordance with the investment plan.

CNV General Resolution No. 398 provides, under exceptional circumstances, for the application of CPCECABA Resolution MD No. 3/2002 mentioned in Note 2.3., which provides that the exchange rate differences arisen as from January 6, 2002, related to liabilities in foreign currency as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such professional standards are complied with.

As indicated in Resolution MD No.3/2002 of CPCECABA, the capitalized exchange differences act as an anticipated recognition of the changes in the purchasing power of the currency and are to be absorbed by the inflation restatement of the book values of the assets that qualify for recognition of exchange differences. In this regard, the residual value of the capitalizable exchange differences as provided by General Resolution MD 3/2002 as of September 30, 2002 has been fully absorbed by the value of these items that has been restated into constant pesos, as the inflation coefficients are applied to the book costs immediately prior to the capitalization provided by this resolution.

Fixed assets relating to Telefónica’s telecommunications business were valued calculating their recoverable value on the basis of Telefónica’s management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates which, as described in Note 12.1, derive from the pending renegotiation with the Government, whether the participation of the Company in the booked amount of fixed assets as of September 30, 2002 in the amount of 5,709 million (amount calculated considering the Company’s ownership interest in Telefónica) are fully recoverable depends on the effect that the outcome of such renegotiation may have on Telefónica’s operations and cash flows.

f)	Intangible assets and deferred charges:

Goodwill on investment in companies: represents the excess of the investment cost over the investment valued by the equity method related to:

(a)
the increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the fiscal year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. The Company amortizes this goodwill over a 240-month term by the straight-line method.

As of September 30, 2002 the Company wrote-off the original goodwill value and its related accumulated amortization corresponding to the excess of the investment cost over its proportional equity value in connection with the purchase of the 51% equity interest in Telefónica, amounting to 97 million (in constant pesos of September 30, 2002), because it was fully amortized as of September 30, 2002.

The recoverability analysis of the goodwill’s booked value generated by the investment in Telefónica as of September 30, 2002, has been made on the basis of the Company’s management best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates and the outcome of Telefónica’s negotiations to obtain financing in order to repay its liabilities within the regular course of business (see Notes 12.1. and 8.1.), whether booked goodwill, as of September 30, 2002 in the amount of 353 million, is fully recoverable depends on the effect that the outcome of the above mentioned matters may have on Telefónica’s operations and cash flows.

(b)
the goodwill merged into Telefónica, in connection with the corporate reorganization mentioned in Note 4.2.a) related to the data transmission business, including the authorizations to use the Band “B” therein mentioned, restated in constant Argentine pesos as stated in Note 2.3, is amortized by the straight-line method over a 10-year term,

(c)
the acquisition costs of the continuing portion of the internet business that used to be operated by TDA, Satlink S.A., Compuserve Argentina S.A. and Aki S.A. (“Aki”), exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates (not including, as described in Note 4.2., the portion of Telefónica’s goodwill related to the TDA’s data business, which was previously spun-off). The original amortization period was 10 years as from the respective acquisition dates. As of September 30, 2002, such goodwill has been valued at zero based on the estimation made by Telefónica of its recoverable value due to the evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the net book value and the recoverable value of the above mentioned goodwill amounted to 22 million and has been included in the caption “Amortization of intangible assets and deferred charges” (see Notes 23.d) and h)), and,

(d)
the goodwill generated by the capital contributions, restated as indicated in Note 2.3, made with an issuance premium, to ECL (merged into Telefónica in connection with the corporate reorganization mentioned in Note 4.) was amortized by the straight-line method over a 10 year term. As of September 30, 2002, based on the evolution foreseen by Telefónica of the e-commerce business, Telefónica has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the net book value and its recoverable value amounted to 8 million and has been included in the line “Net book value of intangible assets retired” (see Note 23.h).

Organization and preoperating expenses include the Company’s start-up expenses which were amortized over a ten-year term as from the year ended December 31, 1991. As of September 30, 2001, they were totally amortized, consequently, during the year ended September 30, 2002, the Company has written off such original value and its corresponding accumulated amortization.

Trademarks were stated at their acquisition cost restated in constant pesos as indicated in Note 2.3. and the license to use the logo was stated at cost, restated in constant pesos in accordance with the above-mentioned note, net of accumulated amortization, which was calculated based on the remaining duration of Telinver contract, until October 2007.

Expenses and commissions related to the negotiable obligations have been restated as indicated in Note 2.3., and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, it includes the amount related to the “authorization fee” in connection with waivers granted by the holders of corporate bonds which are amortized on a straight-line basis through maturity (see Note 8.3.1.).

The licenses to use links have been valued at the acquisition cost restated into constant pesos of September 30, 2002 as indicated in Note 2.3. and are amortized by the straight-line method over a fifteen-year term.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the “not to compete” commitment undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as indicated in Note 2.3. for each year and are being amortized as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the above-mentioned contracts.

The exchange rate losses incurred with respect to the liabilities in foreign currency, capitalized in intangible assets, in accordance with Resolution MD N° 3/2002; have been absorbed by the restated value to constant pesos of these assets.

g)	Bank and other financial payables:

–	In local currency: at nominal value plus interest accrued, payable on the respective maturity dates calculated at the contractual interest rate in effect as of September 30, 2002 and 2001.

–
In foreign currency: at nominal value plus interest accrued, payable on the respective maturity dates, converted at the exchange rate in effect at the end of each year calculated at the contractual interest rate in effect as of September 30, 2002 and 2001. See Note 22.

h)	Income tax and Tax on minimum presumed income:

In case there is taxable income, the Company calculates the Income Tax charge by applying the tax rate of 35% to the taxable income for the fiscal year without considering the effect of temporary differences between Net Income and Taxable Income.

Additionally, the Company calculates the Tax on Minimum Presumed Income by applying the tax rate of 1% on qualifying assets valued according to tax rules in effect as of the end of the year. This tax is supplementary to Income Tax. The Company’s tax liability shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

As Cointel estimated that the income tax does not generate any charge at the end of each fiscal year, no income tax was accrued for Cointel in the statement of income for the years ended September 30, 2002, 2001 and 2000.

In the consolidated statement of income for the year ended September 30, 2002, the Company charged to expense 0.5 million (historical value) corresponding to the accumulated balance of tax on minimum presumed income as of that date, on the basis of its recoverability analysis considering current information.

Additionally, as of September 30, 2001, the Company had an accumulated income tax loss carryforward of about 193 million (historical value) according to the respective tax returns filed as of that date, which might eventually be used to offset future taxable income as follows:

Available until	Tax loss carryforward (historical value)

2002	17
2004	48
2005	60
2006	68

193

Every year in which offsetting is verified, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

Telefónica has estimated the existence of income tax loss for the current year and has so determined a proportional charge for the nine-month period ended September 30, 2002 for the tax on minimum presumed income of 37 million and 3 million of Telinver, which were capitalized as “Other non-current receivables”, and it has been estimated as recoverable based on the Telefónica’s tax projection and the legal terms established for it recovery (10 years). However, whether the participation of the Company in the booked amount of tax on minimum presumed income of Telefónica of 24 million (amount calculated considering the Company’s interest in Telefónica) is fully recoverable depends on the effect that the outcome of the rate renegotiation may have on Telefónica’s operations and cash-flows (see Note 12.1), and there is also uncertainty with respect to future cash flows and income of Telinver and therefore Telinver’s minimum income tax recoverable value. In the three-month fiscal year ended December 31, 2001 Telefónica’s Income Tax, amounting to 66 million (in constant pesos of September 30, 2002), was higher than the tax on minimum presumed income corresponding to that fiscal year and was charged to expense of that fiscal year in the “Income Tax” account.

In the years ended September 30, 2001 and 2000, Telefónica’s Income Tax, amounting to 376 million and 447 million (in constant pesos of September 30, 2002), respectively, was higher than the tax on minimum presumed income corresponding to that years and was charged to expense of that years and included in the “Income Tax” account.

As provided in the Public Emergency and Exchange System Reform Law, the loss resulting from applying the exchange rate as of January 11, 2002 to the Telefónica’s net position of assets and liabilities in foreign currency as of January 6, 2002, which amounted to about 1,300 million (historical value), will be deductible from income tax base at 20% per annum over the five fiscal years ending after the Law’s effective date.

i)	Reserves:

Charges have been recorded for contingencies where it is probable for the Company and its subsidiaries to incur a liability. When estimating the amounts, consideration has been given to the probability of occurrence, after consideration of legal counsel’s opinion regarding the matter.

j)	Financial Instruments:

Telefónica employs currency swaps to reduce the exposure to fluctuations in the exchange rates of the yen and the euro to the US dollar in relation to some obligations assumed in yens and euros detailed in Note 2.4. Thus, Telefónica ensured a fixed exchange rate of such currencies to the U.S. dollar for such obligations. Telefónica values the covered obligations at each period´s closing exchange rate and also recognizes separately the amounts receivable or payable under such swap agreements upon each closing date. Consequently, any gain/loss deriving from swap agreements is charged to income together with the charges for exchange rate fluctuations related to such covered obligations. The premium on the swap agreements is deferred and amortized by the straight-line method over the term of such agreements.

k)	Shareholders’ equity accounts:

–
Common capital stock: it has been disclosed at nominal value and the adjustment required to restate it in constant pesos as stated in Note 2.3. is disclosed in the “Adjustment to capital stock” account. This account also absorbs any adjustment to the redemption value (shortfall or excess) of the preferred stock as explained in the following paragraph.

–	Preferred capital stock: it has been disclosed at its redemption value calculated in accordance with the issuance conditions as explained in Note 5., through the following items:

•	Face value of preferred shares.

•	Adjustment to capital stock: restatement of the preferred shares in constant pesos as stated in Note 2.3.

•	Adjustment to redemption value: it represents the difference between the restated value of the preferred shares as stated in Note 2.3. and their redemption value.

–
Premium on share issue: this account discloses the additional contribution over the face value of capital stock made by the Class B common shareholders, restated in constant pesos as stated in Note 2.3.

–	Legal reserve and unappropriated earnings: restated in constant pesos as stated in Note 2.3.

–
Reserve for future dividends: the Company’s Shareholders’ Meetings of December 18, 2000 and December 21, 1999 voted a 285 million and 296 million (in constant pesos of September 30, 2002), respectively, increase in the balance of the reserve for future dividends out of retained earnings as of the prior year-end. The Board of Directors is entitled to reverse such allocation and pay dividends to shareholders at such time as it may deem fit based on the Company’s situation and financial ability. However, as described in Notes 7.d) and 21., the Board of Directors is currently not able to dispose such reserve for paying cash dividends.

l)	Statement of income accounts:

Income statement accounts for the year ended September 30, 2002 have been restated into constant pesos at the end of the year (see Note 2.3.) as follows:

–	Revenues and expenses are credited or charged to income on an accrual basis. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

–
those accounts used to record monetary transactions during the course of each year have been restated by applying to the original amounts inflation adjustment coefficients corresponding to the month of accrual of the original transactions;

–	charges for the use, depreciation and amortization of non-monetary assets (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets;

–	financial income and expenses are disclosed net of the monetary income generated by the effect of inflation on the assets and liabilities that originated them.

–
The line “Net loss of Telefónica’s spun-off businesses” includes the income/loss of the businesses that were spun-off, whether from Telefónica, or from companies which Telefónica used to control or joint control until the spin-off. The criteria applied to value such items are explained in Note 2.6. See Note 4.

Income statements accounts for the years ended September 30, 2001 and 2000, were determined based on similar standards and originally valued according to historical values (monetary transactions), or according to the restated amount as of August 31, 1995 of the nonmonetary assets which originated them (intangible assets and deferred charges amortization). Additionally, for comparative purposes with the statement of income for the year ended September 30, 2002, the statements of income for the years ended September 30, 2001 and 2000, have been restated taking into account the variations in the currency purchasing power between January 1, 2002 (end of the currency stability period) and September 30, 2002.

2.7.	Telefónica’s fiscal year-end change

On September 18, 2001, the Telefónica’s Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing Telefónica’s fiscal year-end from September 30 to December 31 of each year. The Comisión Nacional de Comunicaciones (“CNC”) issued resolution No. 1,322 whereby it authorized Telefónica to change its fiscal year-end date.

2.8.	Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and tables in which they are included. The effect of such rounding is not material.

2.9.	Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the FACPCE approved RT Nos. 16, 17, 18 and 19, which provide for changes in professional accounting principles related to valuation and disclosure. On December 21, 2001, CPCECABA approved, with certain modifications, such RTs through its resolutions Nos. 238, 243, 261 and 262 and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the CNV is analyzing the scope and timing for adopting such standards.

2.10.	Comparative financial statements

As from the year ended December 31, 2001, Telefónica discloses: a) the balance of financial instruments by classifying them into current and non-current on the basis of the maturity of the loans associated with them; this disclosure has been carried out retroactively to September 30, 2001 with the reclassification of 24 million (in constant pesos of September 30, 2002) from current to non-current on the line “Other payables -Financial Instruments”; and b) the balance of inventory segregating the corresponding allowance for impairment in value and slow turnover of Telinver; this disclosure has been made retroactively as of September 30, 2001 and 2000, reclassifying 9 million and 7 million (in constant pesos of September 30, 2002), respectively, to the line “Allowance for impairment in value and slow turnover” in the Inventory account.

Likewise, the Company has modified the disclosure criteria of certain revenues and expenses in the income statements and also has included more detailed breakdowns in the statement of cash flows as of September 30, 2001 and 2000.

Telefónica has presented, in previous fiscal-years, its interest in income (loss) from companies in which Telefónica has control or joint control, appropriated to the different income-statement lines in order to provide more complete and representative information on the group’s results of operations (this procedure has been consulted with and approved by the CNV and the Bolsa de Comercio de Buenos Aires (“BCBA”)). Taking into account the effects of the business reorganization described in Note 4, the income statements for the years ended September 30, 2001 and 2000, includes:

–
In line “Net loss of Telefónica’s spun-off businesses”, the loss from the businesses that were spun off, either from Telefónica, or from companies in which there used to be control or joint control, until the spin-off.

–
In line “Income (loss) from long-term investments”, the income (loss) from the interests held in ECL which has not been incorporated line by line on the basis that in the opinion of Telefónica’s management, the income from this company is not material vis-a-vis Telefónica’s income (loss).

3.   BREAKDOWN OF THE MAIN ACCOUNTS

As of the end of each year, the main accounts were made up as follows (foreign currency balances are presented in Note 23.g) (balances stated in millions of constant Argentine pesos of September 30, 2002):

a)	Cash and banks:

	2002	2001
Cash	1	—
Banks (1)	61	22

	62	22

(1)	In 2002, includes 10 million from provincial bonds and 2 million from federal bonds, which circulate in lieu of currency.

b)	Trade receivables:

	2002		2001
	Current	Noncurrent (2)	Current	Noncurrent
Past due (1)	541	39	1,104	102
Current	241	—	940	—

Subtotal	782	39	2,044	102
Allowance for doubtful accounts (Note 23.e)	(356)	(32)	(540)	—

Total	426	7	1,504	102

(1)	As a result of the refinancing of past-due receivables, about 23 million of refinanced receivables are disclosed as current receivables as of September 30, 2002.
(2)	See Notes 2.4. and 3.l).

c)	Other receivables:

	2002		2001
	Current	Noncurrent	Current	Noncurrent
Guarantee deposits	7	—	18	—
Prepayments to vendors	8	—	22	—
Prepaid rentals	4	—	11	13
Prepaid services	27	1	22	4
Related companies –TCP, TYSSA, TDA and Atento Argentina S.A. (“Atento”)	56	—	228	—
Tax credit certificates (1)	15	15	—	22
Legal deposits	3	—	11	—
Value Added Tax	4	—	—	—
Tax on minimum presumed income	—	40	—	1
Patriotic Bond (2)	46	68	—	—
Other	31	3	87	15

Total	201	127	399	55

(1)	See Note 15.2.
(2)	See Note 15.1.

d)	Inventories:

	Current
	2002	2001
Raw materials and supplies	2	7
Directories in edition process	24	24
Telephony and other equipment	18	44
Prepayments to vendors	9	—

Subtotal (Note 23.f)	53	75
Allowance for impairment in value and slow turnover (1)	(7)	(24)

Total	46	51

(1)	See Note 23.e)

e)	Other assets:

	Current
	2002	2001
Real property intended for sale	3	—

Total	3	—

f)	Trade payables:

	2002		2001
	Current	Noncurrent	Current	Noncurrent
Vendors, contractors and correspondents	334	—	462	—
Management fee	71	—	75	—
Billing on account and behalf of cellular and audiotext companies	26	—	75	—
Services collected in advance	17	70	7	71
Other	20	—	31	—

Total	468	70	650	71

g)	Bank and other financial payables:

	2002		2001
	Current	Noncurrent	Current	Noncurrent
Credit balances with banks	7	—	4	—
Bank loans and long-term financing	184	460	106	368
Import financing	67	39	67	62
Related company – TISA and Telefónica, S.A. (“TESA”) (2)	3,713	—	2,468	—
Negotiable obligations (1)	129	3,783	304	2,365

Total	4,100	4,282	2,949	2,795

(1)	See issuance conditions in Notes 8.2.2. and 8.3.1.
(2)	In 2002, includes 383 million corresponding to the Company (see Note 10.2.), 3,182 million corresponding to Telefónica (see Note 8.3.3.) and 148 million corresponding to Telinver (see Note 8.3.3.).

h)	Payroll and social security taxes payable:

	2002		2001
	Current	Noncurrent	Current	Noncurrent
Vacation and bonus accrual	44	—	77	—
Social security taxes payable	10	—	24	—
Pre-retirement agreements (1)	13	33	27	82
Other	8	—	18	—

Total	75	33	146	82

(1)
Pre-retirement agreements mature through 2009, and do not have adjustment clause. The amount includes 6 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreements and September 30, 2002 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

i)	Taxes payable:

	Current
	2002	2001
Income tax accrual (net of prepayments)	—	117
Turnover tax accrual (net of prepayment)	14	31
Health and safety assessment	16	31
Value added tax	—	22
Tax on minimum presumed income	37	—
Other	13	2

Total	80	203

j)	Other payables:

	2002		2001
	Current	Noncurrent	Current	Noncurrent
Financial instruments	5	39	2	24
International Telecommunications Union	21	—	46	—
Debt with TYSSA, Atento and TDA	4	—	7	—
Other	28	33	51	81

Total	58	72	106	105

k)	Cost of services provided:

	2002	2001	2000
Telecommunications services (Note 23.h)	2,471	2,891	3,583
Cost of services provided (Note 23.f)	51	252	208

Total	2,522	3,143	3,791

l)	Aging of assets and liabilities:

	Assets			Liabilities
	Investments	Receivables		Loans (b)	Other payables (c)
Past-due (a):
Up to three months	—	211		—	32
From three to six months	—	50		—	4
From six to nine months	—	61		—	2
From nine to twelve months	—	53		—	3
From one to two years	—	115		—	1
From two to three years	—	43		—	13
Over three years	—	59		—	—

At sight:	—	36		52	68

Current:
Up to three months	294	267		3,652	417
From three to six months	—	31		322	66
From six to nine months	—	40		11	62
From nine to twelve months	—	56		63	13
From one to two years	—	89		1,134	23
From two to three years	—	1		1,234	23
From three to four years	—	—		331	19
From four to five years	—	—		40	17
Over five years	—	37		1,543	92

Subtotal	294	1,149		8,382	855

Allowance for doubtful accounts	—	(388)		—	—
Benefits under the Collective Labor Agreements	—	—		—	1

Total	294	761		8,382	856

Percentage accruing interest at fixed rate	100%	3%		51%	5%
Percentage accruing interest at variable rate	—	61	%(d)	49%	—
Average interest rate in foreign currency	2%	9%		10%	6%
Average interest rate in local currency	17%	76	% (d)	10%	—

(a)	Receivables balances include 39 million classified as non-current taking into account Telefónica’s management estimates regarding probable collection terms (see Note 2.4.)
(b)	Includes bank and other financial payables.
(c)	Includes total liabilities except loans and reserves.
(d)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.

4.	CORPORATE REORGANIZATION

4.1.	Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. Telefónica shares subject to TESA tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transactions described in Note 10.2.1. -“Agreement signed by the Company’s Shareholders”-, 98% of Telefónica Common Capital Stock are indirectly controlled by TESA.

4.2.	Telefónica reorganization

As a consequence that TESA has carried out its plan to make a global reorganization of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company’s and Telefónica’s Board of Directors and Telefónica’s Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefónica, and consequently the Company, no longer hold an interest in TCP, TDA and TYSSA, whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders’ Meetings of Telefónica and the above-mentioned subsidiaries, Telefónica’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica’s capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company and Telefónica’s Board of Directors and Telefónica’s Special Shareholders’ Meeting, the minority shareholders that are not related to TESA exchanged their Telefónica’s shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Registration in the Public Registry of Commerce of the above mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. Total treasury shares amount to 2,355 and were acquired in the amount of $2.258 per share (in constant pesos of September 30, 2002). According to the Argentine Business Association Law No. 19,550 (“LSC”), these shares must be sold within 1 year of acquisition.

Telefónica’s capital reduction amounted to approximately 873 million, from 4,735 million down to 3,862 million (all in constant pesos of September 30, 2002) by redeeming 394,789,234 class B shares, face value $1 per share (historical value). The effect of the reorganization on Telefónica’s Shareholders’ equity as of October 31, 2000, which amounted to 1,383 million (in constant pesos of September 30, 2002), was allocated to proportionately reduce the capital stock. The remaining amount was allocated to reduce the balance of the “Irrevocable capital contributions for future subscriptions” and “Comprehensive adjustment to irrevocable capital contributions for future subscriptions” accounts until the balances were exhausted, and “Comprehensive capital stock adjustment” account. The effect on spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, which amounts to a net assets decrease of 54 million (in constant pesos of September 30, 2002), has been allocated to Telefónica’s amount of “Unappropriated retained earnings” as of the effective reorganization date.

As a consequence of the above-mentioned transactions, the Company did not receive shares of the companies into which the spun-off businesses were merged. Consequently, as from the effective reorganization date (February 1, 2001) the Company’s equity interest in Telefónica Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

Telefónica reorganization transactions did not change the Company’s financial position as of October 31, 2000, as the shareholding interest increase in Telefónica described above was compensated by Telefónica’s shareholders’ equity reduction resulting from the reorganization transactions. The effect of Telefónica’s spun-off assets and liabilities amounting to 5 million (in constant pesos of September 30, 2002), which is the result of: a) the increase of the Company’s ownership interest in Telefónica as from November 1, 2000, the effective reorganization date, b) the effect of the spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 and to the effective reorganization date, and c) the differential of the Company’s ownership interest in Telefónica (from 51.0% to 62.5%) on the dividends approved by Telefónica on March 12, 2001. Such effect has been allocated to Cointel’s balance of “Unappropriated retained earnings” in Cointel’s statement of changes in shareholders’ equity for the year ended September 30, 2001.

Described below are the commitments approved by Telefónica, TCP, Telinver, TMA and TDA Board of Directors and Special Shareholders’ Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a)	Agreement between Telefónica, Telinver, TCP and TDA whereby:

–	Telinver spun-off the assets and liabilities related to the sale of equipment and point of sales network businesses and those assets and liabilities were merged into Telefónica.

–
TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band “B” of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Metropolitan Area and certain cities located in the northern region of the country. The authorization had been granted to Aki under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica.

–
TDA spun-off certain assets and liabilities related to the Internet Access business (including all of its customers other than corporate customers) and point-to-point lines in the southern region. These assets and liabilities were merged into Telefónica.

According to the commitment, the above-mentioned spin-off-mergers were effective as from January 1, 2001 (“Date of the First Reorganization”).

b)
Agreement between Telefónica, TDA and TMA whereby Telefónica spun-off (i) the assets and liabilities related to the data business, including Telefónica’s international data business, the portion of Telefónica’s goodwill related to the TDA data business and the ownership interest in TDA, and (ii) Telefónica’s consulting business (Telefónica’s interest in TYSSA) that were merged into TDA. Additionally, Telefónica spun-off the mobile communications business related to Telefónica’s interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 (“Date of the Second Reorganization”).

c)	As from February 1, 2001 (“Date of the Third Reorganization”), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in ECL.

Due to the tax effects of the reorganization and regarding its exemption from income and value-added taxes, section 77 of the income tax law provides that Telefónica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

a)	the activities developed by the reorganized companies (or similar activities), and

b)
its shares listed on self-regulated stock-exchange markets (or, otherwise, Telefónica shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

Telefónica and its indirect controlling company intend to fulfill the requirements mentioned in a) and b) above.

The following tables show the approximate effect of the spun-off businesses (balances in constant pesos of September 30, 2002) on the consolidated statements of income and cash flows for the years ended September 30, 2001 and 2000.

•	Consolidated loss of Telefónica’s spun-off businesses:

The results of operations related to Telefónica’s spun-off businesses for the years ended September 30, 2001 and 2000, are as follows:

	September 30, 2001 (a) (b)	September 30, 2000 (b)
Net revenues	646	1,933
Cost of services provided	(412)	(1,091)
Administrative expenses	(79)	(159)
Selling expenses	(192)	(597)

Operating (loss) income	(37)	86
Loss on equity investments	—	(4)
Other expenses, net	—	2
Financial (loss) income on assets	(5)	20
Financial (loss) income on liabilities	(48)	(106)

Net loss of spun-off businesses	(90)	(2)
Minority interest of spun-off businesses	44	—

Company’s interest in loss of spun-off businesses	(46)	(2)

(a)	Includes operations for the four-month period up to the effective reorganization date.
(b)	Stated in constant pesos of September 30, 2002.

•	Consolidated cash flows of the spun-off businesses:

Cash flows provided by the spun-off businesses for the four-month period up to the effective reorganization date (January 30, 2001) totaled 163 million (in constant pesos of September 30, 2002) and cash flows used in the spun-off businesses for the year ended September 30, 2000 totaled 495 million (in constant pesos of September 30, 2002) (see consolidated statements of cash flows).

5.	PREFERRED SHARES

As detailed in the Statement of changes in shareholders’ equity and in Note 6., the Company’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a)
Three different classes of preferred shares were issued, A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)
The original issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in US dollars. However, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 22.). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the benchmark stabilization coefficient (see Note 22.a) to the consolidated financial statements) accrued until the redemption date.

c)
The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991, and thereafter, to June 29, 1998 coincides with the Company’s fiscal year-end. The Special Shareholders’ Meeting held on June 29, 1998, resolved to modify the Company’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of the Company’s year-end date.

d)
Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003.

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007.

On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

1.
Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003, in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2.
Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007, in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g)
For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of the Company, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	The Company, among other provisions detailed in the issuance conditions, has agreed:

1.
Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.
To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by the Company and to incur no debt through debentures or Negotiable obligations or debt securities of any kind or otherwise that shall cause all the debts of the Company to exceed at any time the amount of US$50 million over and above the liabilities of the Company as of the date of approval of the Issuance Conditions without the prior approval of the holders of Preferred Stock as above.

As of the date of these financial statements, the Company has met all obligations arising from the issuance conditions of preferred stock. As of the date of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that has not been redeemed as set forth in the original schedule, because, as of April 30, 2002, the Company did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of Preferred Stock shall have no right to receive stock dividends of any class whether from capitalization of reserves, capital adjustments or otherwise.

l)
The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of the Company has been elected by the Company or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after the Company has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of September 30, 2002 as established in the issuance clauses and current law, is as follows:

	Capital stock (1)		Amounts stated in millions of Argentine pesos
Class of Preferred Stock	Face value in millions of Argentine pesos	Redemption value in millions of Argentine pesos(2)	Accumulated unpaid dividends as of December 31, 2001(3)	Twelfth preferred dividend period(4)	Total accumulated unpaid but not due preferred dividends
“A”	2	5	—	—	—
“B”	13	33	2	2	4

	14(5)	38	2	2	4

(1)	See Note 6.
(2)	See b) in this Note.
(3)
It is related to the preferred dividends accrued during the twelve-month period ended December 31, 2001, which are unpaid as of September 30, 2002, plus the adjustment for the benchmark stabilization coefficient as of September 30, 2002.

(4)
Preferred dividends accrued during the nine-month period ended September 30, 2002 for Class A and B preferred stock, as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws, amounted to approximately 96,000 and 1,582,000, respectively.

(5)	The table may not sum due to rounding in millions. See Note 6.

As of September 30, 2002 preferred stock adjusted for inflation as stated in Note 2.3. amounts to 59 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 38 million. The Company believes that the difference of 21 million in the value of preferred stock represents a redistribution of the total value of the Company’s capital stock between its common and preferred shareholders. The difference as of September 30, 2002 is comprised of a 2 million (in constant pesos of September 30, 2002) beginning balance and a decrease of 23 million in constant pesos, corresponding to the evolution of the net balance of the preferred stock, generated by the effect of Decree No. 214/02 and related laws.

The issuance provisions of the Company’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, the Company will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, the issuance provisions of preferred A and B stock provide that preferred stockholders would be entitled to one vote per share. Based on the situations described in Notes 7.d) and 21. and according to the above-mentioned provisions, the Company did not amortize preferred stock or pay preferred dividends corresponding to the eleventh period. For the above reasons this situation is not to be considered default.

6.	CAPITAL STOCK

Below is the Company’s capital status as of September 30, 2002:

Subscribed, paid in, issued and registered with the Public Registry of Commerce (historical values)
Common shares, series “A” (Face value $0.10, one vote per share)	441,492,779.70
Common shares, series “B” (Face value $0.10, one vote per share)	89,147,519.90

Subtotal	530,640,299.60

Class “A” Preferred Shares (Face value $0.10 each) (1)	1,731,840.00
Class “B” Preferred Shares (Face value $0.10 each) (1)	12,767,040.00

Subtotal	14,498,880.00

Total	545,139,179.60

(1) See Note 5.b)

7.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT – EXCLUSIVITY OF THE LICENSE – OTHER RESTRICTIONS

a)
The regulations governing ENTel’s privatization state that, upon the occurrence of certain defaults under the List of Conditions for ENTel’s privatization and after imposing other penalties such as warning and fines, the license which the controlled company holds for providing the telecommunications service may be revoked upon the fulfillment of the proceedings set forth in the List of Conditions “List”. Upon such revocation, the Company must transfer Telefónica’s shares to the National Telecommunications Commission (“CNT”), now the CNC, so that it may proceed to sell the shares by public offering. However, this revocation will not be effected if the Company incurs in any of these situations under prior authorization by the Regulatory Authority.

The principal obligations of the Company and Telefónica under the List of Conditions and the Transfer Contract still in force are as follows:

1.
Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and services quality. In addition, suppliers of data and value added services are to be given equal access to telephone lines. The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way. Additionally, Telefónica has to maintain all or a substantial part of the provision of the telephone service and Telefónica’s main business and principal place of business in Argentina may not be changed.

2.
THA and Telefónica International Holding B.V. (“TIHBV”), as members of the Consortium which was awarded the shares of the controlled company, may under no circumstances reduce their investment in the Company to percentages below twenty and ten percent (20% and 10%), respectively, of the common shares with voting rights, without the prior authorization from the Regulatory Authority.

3.	The Company may not reduce its investment, as a whole, below fifty-one percent (51%) of Telefónica’s total capital with voting rights, without prior authorization by the Regulatory Authority.

In addition, Decree No. 264/98 sets forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions, include mainly to permit other providers to interconnect to the Company’s network (including voice and data transmission services), and the installation of a minimum number of new lines.

In the opinion of the Company’s management, the Company and Telefónica have met all of the above-mentioned obligations.

b)
Although the effectiveness of Decree No. 264/98 (mentioned in Note 1.) was subject to the conclusion of certain legal proceedings, the Argentine Government has implemented Decree No. 264/98, and Telefónica believes that it is unlikely that the outcome of those proceedings would significantly slow the trend toward increasing competition.

Decree No. 264/98 issued by the National Executive Power, established subject to the results of the above-mentioned legal proceedings, a period of transition to competition in the telecommunications industry, during which all of Telefónica’s rights and obligations related to the exclusivity of the license not otherwise modified, should remain in effect. Decree No. 264/98 established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the period of exclusivity and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000.

In this context, the SC issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, Telefónica signed a license agreement with the SC for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under the license mainly related to service quality and coverage of the areas to be serviced.

Also, on June 9, 2000, the National Executive Power issued Decree No. 465/00, which provides for the total deregulation of the telecommunications market as from November 9, 2000. On September 3, 2000, the National Executive Power issued Decree No. 764/2000 which, in the context of such deregulation approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. The above-mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, Telefónica filed a reconsideration petition against certain issues of Decree No. 764/2000. The Court has not as yet ruled on this issue.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition would not materially and adversely affect the business, the financial conditions or results of operations of Telefónica. While there can be no assurance, in the opinion of Telefónica’s management, the implementation of Telefónica’s business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of the increasing competition in the Argentine market.

During the current year, additional factors have had material effects on Telefónica’s operations, results of operations and financial condition. Such factors arise from the Argentine economic crisis and the effect of the current regulatory framework on Telefónica’s ability to respond to the above mentioned effects. (see Notes 8. and 12.).

c)	Legal reserve: in accordance with Argentine legal requirements currently in force, 5% of the year’s realized income must be appropriated to legal reserve until reaching 20% of adjusted capital stock.

d)	Dividends: as far as the restrictions related to the dividends of preferred and common shareholders are concerned, see Note 5.

As of September 30, 2002, the Company has negative retained earnings of 2,931 million and a reserve for future dividends of 844 million (in constant pesos of September 30, 2002). Consequently, the dividend distribution is restricted. See Note 21.

8.	FINANCIAL DEBT

8.1.	Financing

The Company has funded its working capital requirements, interest payments and amortization of debt out of dividends from Telefónica, external financing from financial institutions, from capital markets, additional issuances of equity securities, and loans from related companies. Telefónica has followed a financing policy that has combined the use of internally generated funds with the use of third-parties’ and majority shareholder’s financing.

As of September 30, 2002, consolidated current assets in foreign currency are lower than consolidated current liabilities in foreign currency in the amount of US$1,028 million (equivalent to 3,845 million as of September 30, 2002).

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica’s investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

However, owing to the macroeconomic situation described in Note 22., as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company and Telefónica to, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the Central Bank of Argentina (“B.C.R.A.”) provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 8, 2002, shall require B.C.R.A. previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities. Subsequent regulations of the B.C.R.A. established that until February 8, 2003, such institution must authorize all purchases of foreign currency to apply to the payment of principal or interest on financial debts abroad, except for the above-mentioned organizations. As of the date of these financial statements, the Company and Telefónica have obtained the necessary authorization from the B.C.R.A. in the requested cases.

While the above restriction is in force, or should it be maintained beyond February 8, 2003, the Company and Telefónica are unable to ensure that the B.C.R.A. will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current consolidated debt maturities affected by this situation amount to 3,950 million. In addition, the amount of 4,200 million classified as noncurrent in the balance sheet, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above. If default is declared on the basis of the above-mentioned reason, the amounts that were disclosed as noncurrent in the balance sheet as of September 30, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

THA, a shareholder of the Company, is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to Cointel to use its best efforts to provide financing directly or indirectly, subject to THA’s own fund availability, which depends on the evolution of the issues affecting THA’s own financial situation.

On the other hand, TESA (TISA’s parent company) has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of September 30, 2002 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will continue to make their best effort to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt (see Note 8.3.1.) and short-term refinancing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

8.2.	The Company

8.2.1.	Repurchase agreements involving Telefónica Class B shares

During the first quarter of 1998, the Company executed agreements with Merrill Lynch International (“ML”) and Nomura Bank International Plc. (“Nomura”) whereby the former delivered 40.2 million Telefónica Class B shares, with the obligation to repurchase such shares on May 28, 2003 for US$123 million under the respective repurchase agreement. These agreements accrued interest at a fixed rate of 8.125% and 7.825% on principal amounts of US$82 million and US$41 million, respectively; such interest was to be paid semiannually, on February 27 and August 27 of each year for the debt of US$82 million and on March 11 and September 11 of each year for the debt of US$41 million, through May 28, 2003, when the transaction fell due.

Due to the above-mentioned transactions the Company booked since 1998 a loan secured by Telefónica shares which was allocated in the balance of the “Noncurrent – Banks and other financial payables” and classified 40.2 million Telefónica Class B shares freely disposable as noncurrent, valuing them at their market value net of estimated selling expenses at the end of each year.

On June 30, 2000, Nomura and ML subscribed an agreement pursuant to which Nomura has transferred all its rights under the contract described in the first paragraph to ML.

On June 5, 2001, the Company and ML executed a termination agreement whereby Cointel paid ML a total of US$132.6 million (out of which US$125.6 million was for principal and interest and US$7 million was the early settlement charge). ML delivered to Cointel 40.2 million Telefónica shares and both parties agreed to terminate the repurchase agreements executed in 1998. In view of the above and of the plans of the Company’s controlling shareholder, TESA, the Company’s management has ceased to consider such shares as freely available and decided that they will be used to maintain a controlling shareholding in Telefónica.

In addition, on March 6, 1998 the Company had granted ML a call option on 40.2 million Telefónica Class B shares to be exercised on May 28, 2003, for an approximate value of 12.1 (in constant pesos of September 30, 2002) per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, the Company and ML amended certain conditions of this agreement, whereby ML has the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica shares in the TESA Tender Offer described in Note 4.1. If, on May 28, 2003, the market price of TESA ADRs is higher than US$102.79 (the exercise price), ML may acquire from the Company 2.23 million TESA ADRs at the exercise price. The call option market value as of September 30, 2002 is not material.

8.2.2.	Negotiable obligations

The Regular and Special Shareholders’ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different classes and/or successive series, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders’ Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, the Company’s Board of Directors decided the issuance of two series of Negotiable obligations: “A” Series for US$225 million and “B” Series for 175 million; the maturity date is August 1, 2004, for both series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, the Company placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

The main terms and conditions of this issuance of Negotiable obligations are:

a)	Face value: US$1 and $1 for the “A” and “B” Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b)
The total amortization of the Negotiable obligations is to take place in one single installment payable at seven years for both series. Such amortization, as well as accrued interest, is to be paid in US dollars in the case of the “A” Series, and in US dollars or Argentine pesos in the case of the “B” Series (at the discretion of the obligee). The Company may redeem such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c)
The securities accrue an annual interest of 8.85% and 10.375% on “A” Series and “B” Series, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d)
This issuance does not constitute either a secured or a subordinated debt of the Company, ranking pari-passu -with no preferences- in respect of the Company’s current and future unsecured and unsubordinated debts.

The prospectus for this issuance gives a detailed description of its terms and conditions. The main stipulations concern: a) a commitment of the Company not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless the Company complies with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such bonds as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of the Company or any material subsidiary aggregating US$20 million or more (see Note 10.2.), the sale of all or a significant proportion of the Company’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios.

The meetings of the Holders of the Company’s Negotiable obligations were held on December 28, 2000. Those meetings approved certain amendments to the terms and conditions of issuance of those negotiable obligations which allowed TESA’s reorganization described in Note 4. The Company paid bondholders that approved the reorganization an “authorization fee” equal to 0.75% of the amount of the principal for those bondholders who voted in favor, in the aggregate amount of 4.9 million plus 2.9 million (in constant pesos of

September 30, 2002) corresponding to fees and other related expenses. Additionally, the Company obtained approvals from certain creditors that permitted TESA’s reorganization.

8.2.3.	Other financial debt

On April 30, 1997 a debt instrument was issued in favor of a preferred shareholder who accepted an early redemption of Class B preferred shares, for a face value of US$23 million with an interest rate equal to the dividend of the preferred shares being redeemed and amortization of the principal amount in ten equal and consecutive annual installments as from April 30, 1998. This debt instrument was settled on May 9, 2002 (see Note 10.2). As of its cancellation date, principal amount plus interest accrued through that date amounted to US$14.5 million.

8.3.	Telefónica

8.3.1.	Negotiable obligations

As of September 30, 2002, there are three Negotiable obligations issues outstanding:

Month and year of issuance	Face value (in millions)		Term in years	Maturity month/year	Rate per annum %	Use of proceeds
11/94	US$ 300		10	11/2004	11.875	(b)
05/98	US$ 400	(a)	10	05/2008	9.125	(b)
06/02	US$ 71		4	07/2006	9.875	(c)

(a)
In August 1998, Telefónica bought and cancelled in advance US$31.5 million of the first class under the global program. Accordingly, the amount of principal owed as of September 30, 2002, for such issuance is US$368.5 million.

(b)	Financing of capital expenditures in Argentina.
(c)	Refinancing of liabilities.

The prospectuses related to the issuance of these Negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to mortgage or charge, except certain permitted charges, its present or future assets or revenues, unless Telefónica’s commitments under the Negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default in which event the bondholders could declare the lapse of all due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, among others.

Telefónica has a global program in effect to issue Negotiable obligations for a total of up to US$1,500 million, pesos or any currency or currencies, securities at par, and repayable in 31 days to 30 years. The covenants and commitments are the usual ones for this kind of transaction. The issuances of Negotiable obligations of May 1998 and June 2002 have been issued under that program. Telefónica obtained an authorization to make public offering of Negotiable obligations under such global program from the CNV and from the Luxembourg Stock Exchange.

–	Exchange of negotiable obligations

On May 20, 2002 Telefónica’s Board of Directors decided to launch an offer to exchange the full amount of the issue made in July 1999 for a principal amount of US$100 million due July 1, 2002, hereinafter the “2002 Notes”.

This exchange offer began on May 28, 2002, and for each US$1,000 in principal in circulation of the 2002 Notes, Telefónica offered to exchange:

•	a principal amount of US$850 for new notes to be issued at 9.875%, due July 1, 2006, hereinafter the “2006 Notes”, plus
•	US$100 in cash for all 2002 Notes included in valid tenders until June 21, 2002, plus
•	US$50 in cash for all 2002 Notes in valid tenders made until June 13, 2002 (a date subsequently extended to June 18, 2002) as Early Tender Fee.

Holders making valid tenders of their 2002 Notes amounted to 83.971% of the total value of the issue. As a result, Telefónica issued 2006 Notes for a total amount of US$71,375,350 and paid US$12.6 million in cash (of which US$4.1 million corresponded to the Early Tender Fee). Subsequently, on maturity of the 2002 Notes, Telefónica proceeded to redeem the notes that were not exchanged by means of a payment of US$16.03 million.

The 2006 Notes accrue interest as from July 1, 2002 at an annual rate of 9.875% payable six-monthly on January 1 and July 1. The first interest payment date will be January 1, 2003. The 2006 Notes include a mandatory redemption right that can be exercised by the holders after July 1, 2004 if by July 1, 2004 the total outstanding principal amount corresponding to the issue made by Telefónica in November 1994 (hereafter the 2004 Notes) plus any refinancing of such notes due prior to July 1, 2006, were to exceed 30% of the total initial principal amount of the 2004 Notes.

Furthermore, on June 21, 2002 a Meeting of Holders of 2008 Notes issued by Telefónica was held at which approval was given for the waiver of the right to demand accelerated maturity of the notes in the event of failure to pay any other class of notes issued under the same program, through an amendment to Section 11 of the program issue terms and conditions. In consideration for this waiver Telefónica made a cash payment of US$1 million.

8.3.2.	Long-term financing

Telefónica has borrowed funds from major financial institutions in an amount equivalent to 460 million as of September 30, 2002. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Telefónica has received from a foreign financial institution not related to Telefónica a credit facility for an amount of US$12 million, which is due for payment in the long term under originally agreed conditions. Under certain covenants included in the loan agreement executed with such organization, and due to the effects of the Argentine economic crisis on Telefónica’s financial statements and financial position, the creditor has become entitled to declare, upon expiry of the stipulated grace period, the amount receivable from Telefónica to be immediately due and payable. On October 25, 2002, Telefónica has requested from the creditor a specific waiver regarding such instances of noncompliance, which was obtained as it relates to financial statements as of September 30, 2002.

Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

8.3.3.	Other financing – Related Parties

As of September 30, 2002, Telefónica and Telinver owed a total amount of approximately 3,182 million (US$851 million) (see Note 10.2.4.) and 148 million (US$40 million), respectively, to related parties, which matures until November 2002. These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts. The creditor has advised Telefónica that for the twelve-month period as from February 25, 2002, (beyond the due date of such debt): (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

As of the date of these financial statements, the Company and Telefónica have met all obligations arising from the issuance of the above-mentioned debt instruments.

9.	REGISTRABLE ASSETS OF TELEFONICA

On October 27, 1994, ENTel in liquidation issued Resolution No. 96/94 whereby it undertakes to perform all acts necessary to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of September 30, 2002 these assets have a net book value of about 645 million (in constant pesos of September 30, 2002), of which approximately 564 million (in constant pesos of September 30, 2002) have been registered in Telefónica’s name. In Telefónica’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

10.	ACCOUNTS AND TRANSACTIONS WITH AFFILIATES AND RELATED COMPANIES

10.1.	Affiliates (amounts expressed in millions of Argentine pesos)

10.1.1.	Telinver (See Note 4.)

On December 29, 2000 and June 28, 2001, Telefónica made irrevocable capital contributions to Telinver in an amount of 38 million (in constant pesos of September 30, 2002) and 80 million (in constant pesos of September 30, 2002), respectively, the first one through the settlement of certain receivables outstanding with Telinver.

Telefónica is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, Telefónica plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to Telefónica’s own fund availability, which depends on the evolution of the issues affecting Telefónica’s financial situation and cash flows described in Notes 8.1. and 12.

As of September 30, 2002, Telinver shows a negative shareholders’ equity of 48 million. Should this situation remain unchanged, Telinver will fall under the conditions for mandatory dissolution for loss of company capital due to accumulated losses set forth in clause 5 of Section 94 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of sections 94 and 206 of the LSC until December 10, 2003.

10.1.2.	ECL

As of September 30, 2002, Telefónica holds together with Alto Palermo S.A. (“APSA”) a 50% interest in ECL for the development of an e-commerce shopping center. Thus, Telefónica, as successor of the rights and obligations assumed by Telinver with respect to this business, was bound to make, together with APSA, irrevocable contributions for the amount of US$10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

10.2.	Parent companies and related companies

Parent Companies

As of September 30, 2002, there are nine outstanding loan agreements executed between TISA (as lender) and the Company (as borrower) as set forth in the table included below. These loans accrued interest at six-month LIBOR plus a differential between 8% and 9%, payable semiannually. The principal (except for what is described in reference (a) of the above-mentioned table) had a semiannual repayment term, renewable automatically unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date.

During the current year, the Company and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the capitalization of accrued interests as of each due date. As of September 30, 2002, capitalized interests under the above-mentioned loans amounted to US$3 million.

The detail of the loans is as follows:

Original agreement date	Last renewal date	Maturity date	Principal (in millions of US$)
06-07-01	09-09-02	03-10-03	38.0
07-26-01	04-30-02	10-30-02 (b)	10.3
07-27-01	04-30-02	10-30-02 (b)	9.4
09-13-01	09-18-02	03-18-03	4.5
03-29-02	04-22-02	10-21-02 (b)	10.4
07-29-02	N/A	01-29-03	0.3
07-30-02	N/A	01-30-03	2.5
07-24-02	N/A	01-24-03	10.0
05-09-02	N/A	(a)	14.5 (a)

(a)
Amortization of this loan is in equal annual consecutive installments until April 30, 2007, except for the first one, which matured on October 30, 2002 (on such date it was refinanced setting April 30, 2003 as its maturity date). As of September 30, 2002, the Company has classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

(b)	These loans were renewed as they became due and accrued interests as of such date were capitalized accordingly to the clauses of the above-described contracts.

As of September 30, 2002, the book value of the above-mentioned loans amounts to US$102.4 million (equivalent to 383 million as of September 30, 2002) of which US$99.9 million corresponds to the principal amount and approximately US$2.5 million to interests. Additionally, as of September 30, 2002, the Company maintains with Telefónica a loan for approximately 1.2 million.

In obtaining the above-mentioned loans, the Company has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on the Company or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon the Company defaulting on any of the obligations undertaken under the loan agreement, changes in the Company’s controlling shareholders, the Company or its affiliates defaulting on their obligations in excess of euro 20 million, changes in the Company’s main business activity and should the Company or any its affiliates lose the government licenses obtained and should the Company’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect the Company’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised the Company that until February 25, 2003: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting the Company’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of September 30, 2002, the Company has classified as current liabilities, maturing in February 2003, a loan of US$9 million (equivalent to 34 million at the exchange rate in effect at September 30, 2002), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings, covering at least the current terms of those loans.

During the years ended September 30, 2002 and 2001, the Company accrued interest and fees related to loan agreements with companies relating to Section 33 of the LSC for an amount of 20.8 million and 6.5 million, respectively (in constant pesos of September 30, 2002), and collected cash dividends for an amount of 215 million and 169 million (in constant pesos of September 30, 2002), respectively, from its investment in Telefónica.

Until December 15, 2000, THA provided all administrative services required by the Company, billing approximately US$174,000 annually. Starting from this date, these services are provided by Telefónica. During the years ended September 30, 2002 and 2001, the Company received administrative services from Telefónica for approximately 0,1 million (in constant pesos of September 30, 2002) each year.

Telefónica’s shareholders’ equity

As of September 30, 2002, Telefónica carries accumulated losses amounting to 3,825 million. Should such losses, by the end of its fiscal year, exceed 50% of the capital stock plus reserves, Telefónica would be encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of Section 206 of LSC until December 10, 2003.

Balances with Cointel’s related Companies

As of September 30, 2002 and 2001, Cointel did not maintain other balances with related companies in addition to the ones detailed at the beginning of this note. Additionally, during the years ended September 30, 2001 and 2000, the Company accrued interest with other related parties for an amount of 2.9 million and 4 million (in constant pesos of September 30, 2002), respectively, and during the year ended September 30, 2002, the Company did not accrue interest with such related companies.

10.2.1.	Agreement signed by the Company’s Shareholders

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated (“Hicks Muse”), including República Holdings, Ltd. and a Citibank N.A. affiliate (“CEI affiliates”) and TESA entered into a Stock Exchange Agreement (the “Contract”), in relation with certain transactions whereby, after certain conditions were met, as of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred on May 8, 2001 all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA’ s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

10.2.2.	TCP (See Note 4.)

In July 1999, Telefónica provided to the Argentine Government for the benefit of TCP performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million and (jointly with Telecom Argentina Stet France Telecom S.A. (“Telecom”)) 45 million. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

10.2.3.	TDA (See Note 4.)

On August 20, 1999, the CNC charged Telefónica and TDA with noncompliance with Decree No. 62/90 and Decree No. 266/98 for alleged infringement of the provisions on subsidies granted by the Basic Telephone Service Licensees to their subsidiaries and affiliates. On September 30, 1999, Telefónica provided the relevant defenses, and as of the date of these financial statements, the issue is pending resolution by the CNC. In the opinion of Telefónica’s management and its legal advisors, there are reasonable legal grounds to consider that the possibility of an adverse outcome is unlikely and remote.

10.2.4.	Telefónica’s outstanding balances and transactions with related companies (amounts stated in millions of constant Argentine pesos of September 30, 2002)

The common shareholders of the Company executed an agreement to regulate certain corporate decisions of Telefónica such as the dividend policy and preferential rights held by some of them (members of the consortium, as defined in the Transfer Agreement, and its affiliates) to provide assets and services under terms equal or more favorable than those offered by third parties. Telefónica made certain transactions with the Company’s shareholders and companies related thereto, including the services rendered by the operator, TESA, and those rendered by other third parties related to the Company’s shareholders.

Furthermore, Telefónica has signed a Management Agreement with the operator TESA. Under this Agreement, the full management of Telefónica is entrusted to the operator. Such agreement was automatically extended through 2003 at TESA’s option, and may be extended again through 2008, at the operator’s option. The management fee amounts to 9% of the “gross margin”, as defined in the agreement, and in the case that its term is extended, the amount would range from 1.5% to 5% of the gross margin until 2008.

The expenses of Telefónica recognized in the consolidated financial statements under the management agreement with the operator, the transactions with other shareholders related to the furnishing of goods and services, and certain charges related to bank commissions, interest and administrative services during the years ended September 30, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Management fee	147	272	327
Supply of goods and services	134	73	248
Financial expenses	256	2	2

Transactions with Banco República relating to rental expenses and other ancillary services amounted to 11 million during the years ended September 30, 2001 and 2000 each year and 2 million for the period from October 1 through December 30, 2001 (date on which the República Group divested of its interest in Telefónica Group). As of December 31, 2001, Banco República is no longer a company related to Telefónica.

Telefónica’s balances with the operator and other of the Company’s shareholders and other related companies as of September 30, 2002 and 2001 are (in millions of Argentine pesos):

	Asset / (Liability)
	2002	2001(1)
Related companies receivables	73	220
Prepaid rent	—	24
Prepaid expenses	—	7
Related companies payables	(160)	(157)
Top Program coverage cost – TESA (see Note 16.)	(10)	(4)
Bank and financial payables – TISA (2)	(3,182)	(1,199)
Bank and financial payables – TESA	—	(847)

(1)
Includes transactions with TCP, TDA and TYSSA, which were subsidiaries through the spin-off date (see Note 4.). Additionally, it includes receivables from and payables to companies related to Citigroup and the República Group that sold their interest in Telefónica as of December 31, 2001.

(2)	See Note 8.3.3.

On May 28, 2001, the National Executive Power issued Decree N° 677/01 which provides that any minority shareholder of Telefónica (that verifies the tenancy of stock as of the date of the decree) may demand that TESA makes a purchase offer to all of Telefónica’s minority shareholders, in which case TESA could make an acquisition statement of Telefónica’s capital stock owned by third parties or make a tender offer of such Telefónica’s shares. Such acquisition offers or statements may be carried out by providing to minority shareholders an exchange option to receive controlling shareholders’ listed shares. Should any of the above transactions be conducted, once the acquisition has been completed and the established procedure has been met, Telefónica would be automatically left outside from the share public trading and listing system. However, Telefónica’s negotiable obligations would still remain in such system.

11.	COMMITMENTS

11.1.	IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved, considering the benefits foreseen by Telefónica based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Telefónica’s information systems. Telefónica, TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. IBM has hired the personnel of some of the Companies that had been assigned to rendering the services. Over the duration of the Contract the Companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contract, and other charges for the use of additional resources. The total contract’s amount, which for Telefónica and Telinver was US$224 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in Note 22. The charge for the service received during the year ended September 30, 2002 arises from final agreements between the parties regarding the value of the services received.

11.2.	Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, of which approximately 203 million are pending.

12.	TARIFF SYSTEM

12.1.	Tariff agreement

Decree N° 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year.

However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price index or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, to be applied during each year of the transition period to basic telephone service rates; and 90% of such reduction to be applied to domestic long distance services. Telintar and now Telefónica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period November 8, 1999, through November 2000. Such reduction was applied to detailed billing, domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i)
Price Cap as of November 8, 2000: the SC established that the rate reduction for the period November 2000/2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the US Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)
Price Cap as of November 8, 2001: the SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)	Price Cap as from November 8, 2002 through November 7, 2003: The SC established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 13.c), on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree N° 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the rate agreements of April 2000 and March 2001 and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of September 30, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms and considering Telefónica’s defense against the above-mentioned legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of this year, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly Consumer Price Index (“CPI”) prevailing in

Argentina, or in the case of significant differences in the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2,585/91. In addition, based on the above, Telefónica has proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561.

In addition, Decree No. 764/2000 has reduced the interconnection price for the origin and destination of the calls in the local areas to 1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to 1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to 0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap will apply during the first two years after these rules and regulations become effective.

As of the date of issuance of these financial statements, Telefónica’s Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in general price levels (“GPL”). In the opinion of Telefónica’s Management and Telefónica’s legal counsel, under general administrative law principles applicable to the Transfer contract and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework by which the transfer Contract is governed. If as a result of the renegotiation, future rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on Telefónica’s future financial position and results.

12.2.	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the SC has issued Resolution No. 4,269/99, which established the SC’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million (which had previously been provisionally determined by the SC in 14 million). Resolution No. 4,269/99 also states that the SC will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the SC to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

13.	LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

In 205 cases where Telefónica was named as a co-defendant with ENTel under this theory of successor enterprise liability, it was held that Telefónica is not jointly nor severally liable on the labor claims. Some of these judgments have been appealed and no final decision has yet been handed down.

As of September 30, 2002, the claims filed against Telefónica and accrued interest and expenses with respect thereto totaled approximately 90.3 million. Telefónica has not booked an accrual for possible adverse judgments in such legal actions since (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of September 30, 2002 Telefónica has paid approximately 4 million in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Regardless of the number of rulings that have already been held in Telefónica’s favor, court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	Reimbursement of Value Added Taxes (“VAT”) paid by Telintar

On April 24, 1995, Telecomunicaciones Internacionales de Argentina (“Telintar”) filed an application with the AFIP-DGI for the reimbursement of approximately 21.3 million arising from the modifications of certain prior positions originally taken by Telintar with respect to the computation of VAT credits applicable to certain transactions for the period January 1, 1993 through February 28, 1995. In addition and as a consequence of the situation mentioned above, Telintar applied for the reimbursement of approximately 5.9 million in income and asset taxes.

During the fiscal year ended September 30, 1997, the AFIP-DGI accepted Telintar’s position on the first claim and reimbursed 20.7 million of principal and 3.6 million of interest to the company. Since the AFIP-DGI has still not given its opinion on the second claim, Telefónica as a successor in TLDA’s business has not recorded any amounts relating to the latter claim mentioned in the previous paragraph. In this regard, should a decision be passed sustaining Telintar’s case, the successor companies will then agree on the criterion to be followed for distributing the resulting proceeds between them.

c)	Other

Consumidores Libres initiated a legal action against Telefónica, Telecom, Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, Consumidores Libres’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2. of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the US consumer price index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of its operations or financial position.

14.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES

a)	Provision of basic telephone services

As from March 1992, and in compliance with its specific functions, the CNT, now the CNC, started to regulate on certain aspects related to the basic and international telephone services, such as procedures to make claims, contracting regime, billing and service quality, some of which have been the object of appeals by Telefónica.

Telefónica appealed Resolution No. 189/95 of the CNT which ordered Telefónica, Startel S.A. (“Startel”) and Telecom to avoid rendering certain services based on the use of joint facilities, unless they were part of agreements that had been approved by the CNT and reported to any potentially interested competing provider of those services and Resolution No. 1,197/95 disallowing the agreements made by Telefónica and by Telecom with Startel related to the lease links owned by the licensees for the purpose of rendering services handled by Startel. The resolution also states that the Licensees shall transfer to Startel, for valuable consideration, the equipment and other assets that they placed at the disposal of Startel for the rendering of such services.

As a consequence of the granting of an appeal that had been petitioned by Telefónica in a lawsuit initiated by IMPSAT S.A. in relation with this matter, Resolution No. 100 of the Ministry of the Economy and Public Works and Utilities (Ministerio de Economía, Obras y Servicios Públicos) (“M.E. y O.S.P.”) (which had been issued subsequently to the above-mentioned resolutions, and had repealed them) remains effective as of the date of these financial statements.

However, in the event the issue were not favorably resolved (i.e that Resolutions No. 100 of the M.E. y O.S.P. were annulled), the evolution of the regulation after the issuance of the resolution provides that the annulment thereof should have no further practical implications since the obligation of interconnecting to the networks held by the service providers, as well as the possibility that they reciprocally lease the use of such networks has been clearly established by the regulation which to date is fully effective (Decree No. 764/00). In effect on June 27, 2002 the Supreme Court of Justice declared the case argued by IMPSAT S.A. lacking in legal right, on the grounds that the successive changes to regulations that had taken place resulted in the ineffectiveness of the matters originally brought to litigation, as the lifting of restrictions to which IMPSAT S.A. aspired had taken place, so that the limitations on which the plaintiff had grounded its plea for a declaration of illegality in relation to Resolution 100/95 issued by the ME y OSP have thus been overcome.

Under Resolution 983/2002, the CNC imposed a penalty on the Company consisting of a fine of 680,000 (historical pesos) for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed several other related obligations on Telefónica, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by Telefónica. In the opinion of Telefónica and its legal advisors, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases Telefónica from liability; b) Telefónica has reinstated more than 90% of the services affected by theft; c) there are sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps have been taken with the security forces so as to safeguard the integrity of the cables; d) Telefónica is reimbursing customers for non-service days and has timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the SC has issued the following resolutions:

–
Decree No. 764/2000, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to Telefónica. See Note 7.

–
Decree No. 764/2000 repealed Resolutions No. 18,971/99 and 16,200/99 and approved the Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services will be financed through the payment by all telecommunications providers (including Telefónica) of 1% of total revenues for telecommunications services net of taxes, the “Universal Service Fund”. As of the date of these financial statements, the SC has not defined the mechanism through which Telefónica should recover the cost incurred for rendering these services.

–
The SC issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

b)	Other services

Through Resolution No. 109/00, the SC declared the radio spectrum administration and management in state of administrative emergency for a term of 120 calendar days, thus suspending: the assignment of frequencies related to certain radio bands, such as the ones assigned to “data transmission and value added services” and “high-density systems”; the acceptance and/or processing of applications requesting new frequency assignments; and any procedure related to license transferring and/or modifying the license terms and conditions. Through Resolution No. 271/00, the SC subsequently extended the term of emergency until July 24, 2000. Decree No. 764/00 dated September 5, 2000, approved new regulations concerning the radio spectrum administration and management whereas the revision of frequency assignments under Resolution No. 109/00 continues.

15.	PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1.	Patriotic Bond

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, Telefónica executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was completely paid in that month. This bond is denominated in US dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11,

2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the B.C.R.A. survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay Federal taxes in the event that amortization and /or interest are not paid by the related due dates. Since the federal Government has not paid off since January 2002, the related interest on such bond, Telefónica has compensated such interest against taxes. As of September 30, 2002 this bond has been disclosed under “Other receivables” in view of the use to be made of it.

In addition, under Decree 1657/02, published in the Official Bulletin on September 6, 2002, the National Executive Power suspended for a period of ninety days as from that date, the rules contained in Decrees 424/01; 1615/01; 979/01; 1005/01 and 1226/01 regarding the payment of national tax liabilities with public debt securities, and to suspend for the same term the transferability of the public securities referred to in those decrees, in order to implement mechanisms for identifying the outstanding securities and their future allocation to the payment of taxes, so as to enable the Ministry of Economy to deliver a bill to the National Executive Power aimed at harmonizing the use of those securities for the payment of taxes with the budgetary possibilities of each of the future fiscal years.

Subsequently, under Decree 2243/02, published in the Official Bulletin on November 7, 2002, Decree 1657/02 was amended effective November 8, 2002, by introducing, inter alia, the following changes: i) the CCF were excluded from the above suspension (thus allowing them to be allocable to the payment of national taxes), ii) the holders of tax credits corresponding to the securities under Decrees 424/01, 1005/01 and 1226/01 are conferred the right to return to the original securities, thus recovering the possibility of transferring them but losing the right to allocate them to the payment of taxes; and iii) establishing an 80 million monthly quota for the application on the payment of national fiscal liabilities of tax credits originated in the interest coupons, due or not, related to the securities under Decree 424/01, as well as the securities under Decrees 1005/01 and 1226/01. This quota will allotted by the Treasury Secretary by making monthly tenders in which the holders of the abovementioned securities may file bids for cancellation of national tax liabilities. The Treasury Secretary will allot the quota among such bids that propose the largest amount of pesos until completing the referred quota.

15.2.	Tax Credit Certificates

During August 2001 under the legal framework of Decree 979/01, Telefónica signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in US dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million), the benchmark stabilization coefficient being effective as from that date. Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree N°471/02) on the original nominal value balances and may be compensated at their notional value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Those TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of ninety days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the certificate after September 30, 2005, at their notional value as of the prepayment date. Otherwise, any unused balance of the tax credit certificates as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

16.	EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE AND STOCK OPTION PROGRAM

As from August 9, 2000, an incentive program (the “TOP” Program) was created for executives, that consists in granting TESA (one of the shareholders of Telefónica) stock options to 17 Telefónica top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a preestablished number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, currently equivalent to 14.5052 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, currently equivalent to 21.7554 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term is three years with three dates to exercise the options. The shares under the Program total 26,613 involving a total amount of 532,260 options.

The total coverage cost of the program for Telefónica, which was signed with TESA, is 4.49667 euro per option, i.e. 2.4 million euro, which has been booked, based on its linear accrual within the term of the program, in “Salaries and social security taxes and other expenses” in Note 23.h).

Additionally, TESA approved a program whereby all Telefónica employees who chose to join acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased, which can be exercised if the share price exceeds 20.09 euro (originally 24.5 euro and then modified to 20.09 euro) at a strike price of 5 euro per option. The program will be effective for four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenses to Telefónica.

17.	SUPPLEMENTAL CASH FLOWS INFORMATION

In the consolidated statements of cash flows, cash and cash equivalents are comprised of (amounts expressed in million of Argentine pesos):

	2002	2001	2000
Cash	62	22	55
Investments which are cash equivalents	294	52	838

Cash and cash equivalents	356	74	893

18.	ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY

These financial statements are presented on the basis of Argentine GAAP. Certain accounting practices applied by the Company that conform with Argentine GAAP do not conform with US GAAP.

19.	AMENDMENTS TO BYLAWS

Taking into account the provisions of the new Public Offering Transparency Rules and Regulations, instated by Decree No. 677/2001, which provides that the administration bodies may function, when allowed by bylaws, with the members present or instead mutually in communication by media simultaneously broadcasting sound, images or words, the Company’s Special Shareholders’ Meeting held on September 18, 2001, decided to change Articles 15, 20 and 21 of the Corporate Bylaws to effect the addition of such system of distance meetings for board meetings, and regular and special shareholders’ meetings, with the express provision that quorum is to be computed considering members physically present as well as those communicated by media broadcasting sound, images or words. In addition, such Shareholders’ Meeting amended Article 19 so that the first and second calls to regular and special shareholders’ meetings may be simultaneous. On October 29, 2001, this amendment was registered with the Public Registry of Commerce.

20.	RESTRICTED ASSETS

a)	Restrictions on financial deposits

On the basis of Executive Power Decree No. 1570/01 and the Public Emergency and Exchange System Reform Law (Law No. 25,561) described in Note 22., as of the date of issuance of these financial statements there are certain restrictions on the availability of deposits within the banking system, mainly related to cash withdrawals and/or transfers abroad. As of September 30, 2002, the funds (Cash and Banks) of Telefónica and Telinver subject to such restriction amounts to 27 million and 6 million, respectively.

Total foreign currency deposits held by Telefónica at September 30, 2002 include US$41 million that would not be possible to apply to certain transactions without the authorization to B.C.R.A. (see Note 22.).

b)	Pledged shares of INTELSAT

Under the agreement signed recently between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur any event of default.

In the opinion of the Company’s Management, the above mentioned restrictions will not have a significant effect on the Company’s operations.

21.	SHAREHOLDERS’ EQUITY

As of September 30, 2002, the Company carries accumulated losses amounting to 2,931 million. Should this situation remain unchanged, the Company would be encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. However, Decree 1269/02 dated July 16, 2002 has suspended the enforcement of Section 206 of LSC until December 10, 2003.

The Company Management is continually analyzing its equity situation and will assess the measures that could be required in the future according to the legal framework in effect in Argentina.

22.	EFFECTS OF THE ARGENTINA’S PESO DEVALUATION AND OTHER MODIFICATIONS TO THE ECONOMIC REGULATION

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Decree No. 71/2002 of the National Executive Power established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the B.C.R.A. Official exchange rate was established at $1.4 to US$1 and the exchange rate of the “free” market, as of the close of business of the first day after the exchange market (which had been suspended) reopened (January 11, 2002), was about $1.60/$1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)
the conversion into pesos of all obligations, whatever their cause or origin, to provide sums of money within the financial system stated in US dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were switched at the exchange rate of US$1 = $1.4, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were switched at the exchange rate of US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the benchmark stabilization coefficient (that will be published by the B.C.R.A.; such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02 )) or the wage adjustment index, depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(b)	issuance of a bond by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)
de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the benchmark stabilization coefficient in the terms described in (a), or the wage adjustment index, depending on the nature of the obligation plus a minimum set interest rate for obligations towards the financial system;

(d)
de-dollarization of public service rates which were originally agreed upon in US dollars at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account, the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of comprised systems and the profitability of companies.

(e)
prior authorization by the B.C.R.A. will be required until February 8, 2003, for the purchase of foreign currency by companies of the private sector, among others, in order to transfer funds abroad to satisfy financial loan interest and principal payments and, subject to certain exceptions, the distribution of dividends or profits. Exceptions include (i) payment of new loans made in the single and free exchange market as from February 11, 2002, debts with international entities, debts with banks participating in the financing of investment projects co-financed by international entities, debts with official credit agencies and certain export credit insurance companies or secured thereby, debts with multilateral credit agencies in which the National Government holds an interest through the B.C.R.A. or national official banks, or secured thereby, debts with other multilateral credit agencies or secured thereby; (ii) payment on due date of the principal on debt bonds refinanced for a minimum of 180 days and whenever such refinancing covers at least 80% of the unpaid principal; (iii) payment on due date of the principal on financial loans granted by foreign banks, parent companies or subsidiaries which have previously been refinanced for at least 180 days; (iv) payment on due date of the principal on financial loans granted by foreign banks, parent companies and subsidiaries which have previously been refinanced for at least 180 days covering at least 80% of the unpaid principal amount; and (v) payments of principal in those cases in which at least 50% of the principal due is capitalized or converted into irrevocable contributions to the debtor subsequent to January 1, 2002. Alternatively, in the cases of (ii) and (iv) above, the requirements will be deemed met if a new foreign financing is obtained for a term no shorter than 180 days and for an amount no lower than 80% of the unpaid principal within the related three-month period. The exceptions mentioned in (ii) to (iv) above have been temporarily suspended; the exception mentioned in (v) was repeated as from September 5, 2002. The B.C.R.A. has recently exempted from the obligation to obtain its prior consent in case of payments of principal or interest under foreign financial obligations abroad refinanced under Law 24,522, as amended, provided that certain requirements and standards have been met;

(f)
suspension of dismissals without a justified cause for a 180-day period, as from January 6, 2002, (subsequently extended for a further 180 administration business days from the date of the original expiry) and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, should employees be dismissed during such term;

(g)	suspension for two years of the law on deposits intangibility or until the time the Executive Power considers the financial emergency to be concluded;

(h)
declaration of a state of emergency by Law 25,563 to last until December 10, 2003, which, following changes to its regulations by Law 25,589 in effect since May 16, 2002 and its amendments, implies among other issues the suspension of enforcement procedures in relation to Telefónica assets used in production, trade or the provision of services until December 11, 2002; and

(i)
decree 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the LSC, until December 10, 2003.

As from February 8, 2002, pursuant to Decree No. 260/02, the officially exchange rate system was replaced by a single and free foreign exchange market system, through which all foreign exchange transactions are to be channeled. As of November 21, 2002, the exchange rate on such market was 3.51 Argentine pesos to each US dollar, selling price. The effect on the consolidated net liability position in foreign currency as of September 30, 2002 of the variation in the exchange rate against that in effect as of the date indicated used to value assets and liabilities in foreign currency (see Note 23.g) represents a reduction in that liability position equivalent to approximately 486 million.

Some of these regulations, which directly and indirectly affect the Company’s and Telefónica’s business relations, have been challenged in legal actions by third parties, to which the Company and Telefónica are not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be disclosed in the financial statements when they become known by the Company’s Management.

On the other hand, and as a consequence of the changes implemented from January to September 2002, there was an increase in the Argentine consumer price index of 39.7% and an increase in the Argentine wholesale price index of 121.2% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

As provided in the Public Emergency and Exchange System Reform Law, any loss resulting from applying the new exchange rate as of January 11, 2002 to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax base at 20% per annum over the five fiscal years ending after the Law’s effective date.

The effects of the governmental measures over the Company’s and Telefónica’s financial position, over the recoverability of the Company’s goodwill related to its investment in Telefónica and over the Company’s ownership interest on Telefónica’s fixed assets and tax on minimum presumed income are further disclosed in Notes 2.6.d), 2.6.e), 2.6.h), 8., 12. and 21.

23.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a)	Investments in shares, bonds issued in series and holdings in other companies

b)	Other investments

c)	Fixed assets

d)	Intangible assets and deferred charges

e)	Allowances and reserves

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a)	INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES (stated in millions of constant Argentine pesos of September 30, 2002, except otherwise indicated - see Note 2.3.)

	September 30, 2002						September 30, 2001
Denomination and features of securities	Class	Face value	Amount (1)	Inflation adjusted cost (2)	Value by equity method	Book value	Book value

Noncurrent (3)
Other investments	—	—	—	—	—	14	14
Patriotic bond	—	—	—	—	—	—	66
Subsidiaries and affiliates
ECL (4)	Common	$1.00	12,000	33	5	5	13

						19	93

(1)	In shares.
(2)	Restated in constant Argentine Pesos of September 30, 2002 in accordance with applicable resolutions of the CNV. See Note 2.3.
(3)	See Note 2.6.d).
(4)	Financial statements as of September 30, 2002 approved by ECL’s Board of Directors on October 11, 2002 with auditor’s report by Abelovich, Polano & Asociados dated October 11, 2002, unqualified.

b)	OTHER INVESTMENTS (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.)

	September 30, 2002	September 30, 2001
Main account and features	Book value	Book value
Current investments
Foreign currency deposits (1)	283	3
Local currency deposits	11	—
Mutual funds (1)	—	49

Total	294	52

(1) See Note 23.g).

c)	FIXED ASSETS (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.)

	September 30, 2002
	Original value
Main account	Amount at beginning of year	Increase (3)	Net retirement and transfers (4)	Amount at the end of year
Land	119	1	(3)	117
Buildings	1,743	2	2	1,747
Switching equipment	4,068	—	118	4,186
Transmission equipment	3,422	—	276	3,698
Network installation	7,329	—	246	7,575
Telephones, switchboards and booths	629	22	(23)	628
Furniture, software and office equipment	880	17	84	981
Automobiles	60	—	(20)	40
Construction in process	723	283	(733)	273
Materials (1)	133	28	(91)	70
Prepayment to vendors	9	1	—	10

Total 2002 (2)	19,115	354	(144)	19,325

	September 30, 2002
	Depreciation
Main account	Accumulated at beginning of year	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year	Net book value
Land	—	—	—	—	—	117
Buildings	396	3.6	46	(3)	439	1,308
Switching equipment	2,566	27.2	364	(1)	2,929	1,257
Transmission equipment	1,796	20.0	310	(1)	2,105	1,593
Network installation	3,126	11.0	443	(1)	3,568	4,007
Telephones, switchboards and booths	552	62.2	69	(40)	581	47
Furniture, software and office equipment	665	67.2	179	(4)	840	141
Automobiles	58	83.1	2	(21)	39	1
Construction in process	—	—	—	—	—	273
Materials	—	—	—	—	—	70
Prepayment to vendors	—	—	—	—	—	10

Total 2002	9,159		1,413	(71)	10,501	8,824

(1)	“Net retirement and transfers” includes transfers for 25 million.
(2)	Capitalized interest included in construction in process totaled 12 million. See Note 2.6.e).
(3)	Includes 29 million in construction in process corresponding to the capitalized exchange differences. See Note 2.6.e).
(4)	Includes 3 million of buildings intended for sale.

c)    FIXED ASSETS (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.) (cont.)

	September 30, 2001
	Original value
Main account	Amount at beginning of year(3)	Increase	Net retirement and transfers	Amount at the end of year
Land	119	—	—	119
Buildings	1,723	—	20	1,743
Switching equipment	3,754	—	314	4,068
Transmission equipment	2,904	—	518	3,422
Network installation	6,822	—	507	7,329
Telephones, switchboards and booths	613	80	(64)	629
Furniture, software and office equipment	728	24	128	880
Automobiles	95	—	(35)	60
Construction in process	1,502	668	(1,447)	723
Materials (1)	161	131	(159)	133
Prepayment to vendors	16	(7)	—	9

Total 2001 (2)	18,437	896	(218)	19,115

	September 30, 2001
	Depreciation
Main account	Accumulated at beginning of year(4)	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year	Net book value
Land	—	—	—	—	—	119
Buildings	349	3.5	49	(2)	396	1,347
Switching equipment	2,219	22.3	347	—	2,566	1,502
Transmission equipment	1,522	17.9	274	—	1,796	1,626
Network installation	2,712	9.9	414	—	3,126	4,203
Telephones, switchboards and booths	509	42.3	133	(90)	552	77
Furniture, software and office equipment	526	62.4	139	—	665	215
Automobiles	93	42.5	—	(35)	58	2
Construction in process	—	—	—	—	—	723
Materials	—	—	—	—	—	133
Prepayment to vendors	—	—	—	—	—	9

Total 2001	7,930		1,356	(127)	9,159	9,956

(1)   “Net Retirement and transfers” includes transfers for 92 million.
(2)   Capitalized interest included in construction in process totaled 89 million. See Note 2.6.e).
(3)   Net of 2,455 million of the spun-off assets. See Note 4.
(4)   Net of 460 million of the spun-off assets. See Note 4.

c)    FIXED ASSETS (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.) (cont.)

	September 30, 2000
	Original value
Main account	Amount at beginning of year (4)	Increase (3)	Net retirement and transfers	Amount at the end of year
Land	115	4	—	119
Buildings	1,717	4	2	1,723
Switching equipment	3,508	—	246	3,754
Transmission equipment	2,743	13	148	2,904
Network installation	6,517	—	305	6,822
Telephones, switchboards and booths	588	93	(70)	613
Furniture, software and office equipment	878	75	(225)	728
Automobiles	102	—	(7)	95
Construction in process	1,515	816	(829)	1,502
Materials (1)	148	148	(135)	161
Prepayment to vendors	20	(2)	(2)	16

Total 2000 (2)	17,851	1,151	(567)	18,437

	September 30, 2000
	Depreciation
Main account	Accumulated at beginning of year (5)	% Depreciation on net book value	For the year	Retirement	Accumulated at the end of year	Net book value
Land	—	—	—	—	—	119
Buildings	300	3.6	49	—	349	1,373
Switching equipment	1,770	21.4	451	(2)	2,219	1,535
Transmission equipment	1,232	19.3	292	(2)	1,522	1,382
Network installation	2,281	9.6	431	—	2,712	4,110
Telephones, switchboards and booths	459	35.5	150	(100)	509	105
Furniture, software and office equipment	712	47.0	155	(341)	526	202
Automobiles	100	33.0	2	(9)	93	2
Construction in process	—	—	—	—	—	1,502
Materials	—	—	—	—	—	161
Prepayment to vendors	—	—	—	—	—	16

Total 2000	6,854		1,530	(454)	7,930	10,507

(1)	“Net retirement and transfers” includes transfers for 80 million.
(2)	Capitalized interest included in construction in process totaled 117 million. See Note 2.6.e).
(3)	Includes 12 million for Startel’s assets merger into Telefónica.
(4)	Net of 1,177 million of the spun-off assets. See Note 4.
(5)	Net of 237 million of the spun-off assets. See Note 4.

d)	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of September 30, 2002 - see Note 2.3.)

	September 30, 2002
	Original value
Main account	At beginning of year	Increase (Decrease) (1)	At end of year

Goodwill on investment in companies	619	(107)	512
Organization and preoperating expenses	164	(164)	—
License to use and trademarks	42	(2)	40
Assignment of rights	22	1	23
No competition clause	6	(2)	4
Cost associated with the issuance of debt	40	16	56

Total 2002	893	(258)	635

	September 30, 2002
	Amortization
Main account	At beginning of year	For the year	Decrease (1)	At end of year	Net book value

Goodwill on investment in companies	194	55	(101)	148	364
Organization and preoperating expenses	164	—	(164)	—	—
License to use and trademarks	9	2	—	11	29
Assignment of rights	9	2	—	11	12
No competition clause	4	—	(2)	2	2
Cost associated with the issuance of debt	20	8	—	28	28

Total 2002	400	67	(267)	200	435

(1)	See Note 2.6.f).

d)	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.) (cont.)

	September 30, 2001
	Original value
Main account	At beginning of year(1)		Increase	At end of year
Goodwill on investment in companies	619		—	619
Organization and preoperating expenses	164		—	164
License to use and trademarks	38		4	42
Assignment of rights	22		—	22
No competition clause	6		—	6
Cost associated with the issuance of debt	26		14	40

Total 2001	875	(3)	18	893

	September 30, 2001
	Amortization
Main account	At beginning of year(2)		For the year	At end of year	Net book value
Goodwill on investment in companies	164		30	194	425
Organization and preoperating expenses	160		4	164	—
License to use and trademarks	7		2	9	33
Assignment of rights	7		2	9	13
No competition clause	4		—	4	2
Cost associated with the issuance of debt	11		9	20	20

Total 2001	353	(3)	47	400	493

(1)	Net of 1,141 million of the spun-off assets. See Note 4.
(2)	Net of 323 million of the spun-off assets. See Note 4.
(3)	Net of 2 million of Advertising expenses that were fully amortized during the year ended September 30, 2000.

d)	INTANGIBLE ASSETS AND DEFERRED CHARGES (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.) (cont.)

	September 30, 2000
	Original value
Main account	At beginning of year(1)	Increase	At end of year
Goodwill on investment in companies	608	11	619
Organization on investment in companies	164	—	164
License to use and trademarks	38	—	38
Advertising expenses	2	—	2
Assignment of rights	22	—	22
No competition clause	6	—	6
Cost associated with the issuance of debt	26	—	26

Total 2000	866	11	877

	September 30, 2000
	Amortization
Main account	At beginning of year(2)	For the year	At end of year	Net book value
Goodwill on investment in companies	126	38	164	455
Organization on investment in companies	145	15	160	4
License to use and trademarks	5	2	7	31
Advertising expenses	2	—	2	—
Assignment of rights	5	2	7	15
No competition clause	4	—	4	2
Cost associated with the issuance of debt	4	7	11	15

Total 2000	288	64	355	522

(1)	Net of 810 million of the spun-off assets. See Note 4.
(2)	Net of 186 million of the spun-off assets. See Note 4.

e)	ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos of September 30, 2002 - see Note 2.3.)

	September 30, 2002
Account	Balances at beginning of year	Increase		Decrease(3)	Balances at end of the year
Deducted from current assets:
For doubtful accounts	540	382		(566)	356
For impairment in value and slow turnover	24	—		(17)	7

	564	382		(583)	363
Deducted from noncurrent assets:
For doubtful accounts	—	93		(61)	32

Total 2002	564	475	(1)	(644)	395

Included in current liabilities:
Contingencies	7	2		(6)	3

	7	2		(6)	3
Included in noncurrent liabilities:
Contingencies	181	69		(121)	129

Total 2002	188	71	(2)	(127)	132

	September 30, 2001
Account	Balances at beginning of year		Increase		Decrease	Balances at end of the year
Deducted from current assets:
For doubtful accounts	294		382		(136)	540
For impairment in value and slow turnover	—		24		—	24

Total 2001	294	(4)	406	(1)	(136)	564

Included in current liabilities:
Contingencies	2		5		—	7

	2		5		—	7
Included in noncurrent liabilities:
Contingencies	111		70		—	181

Total 2001	113	(5)	75	(2)	—	188

(1)	In 2002, included in selling expenses. In 2001, 9 million included in operating expenses and 397 million in selling expenses.
(2)	Included in “Other expenses, net” in the consolidated stated of income.
(3)	Net of monetary gain (loss).
(4)	Net of 115 million of the spun-off assets. See Note 4.
(5)	Net of 20 million of the spun-off assets. See Note 4.

e)	ALLOWANCES AND RESERVES (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.) (cont.)

	September 30, 2000
Account	Balances at beginning of year	Increase		Decrease	Balances at end of the year
Deducted from current assets:
For doubtful accounts	250	228		(184)	294
For impairment in value and slow turnover	—	7		—	7

Total 2000	250	235	(1)	(184)	301

Included in current liabilities:
Contingencies	2	—		—	2

	2	—		—	2
Included in noncurrent liabilities:
Contingencies	117	38	(2)	(44)	111

Total 2000	119	38	(3)	(44)	113

(1)	Included in cost of services provided and selling expenses in the consolidated statement of income, except 7 million from Startel’s assets merged into Telefónica.
(2)	Includes 2 million from Startel’s liabilities merged into Telefónica.
(3)	Included in “Other expenses, net” in the consolidated statement of income.

f)	COST OF SERVICES PROVIDED (1) (stated in millions of constant Argentine pesos of September 30, 2002 – see Note 2.3.)

	September 30, 2002	September 30, 2001		September 30, 2000
Inventories at beginning of year	75	73	(2)	35	(3)
Purchases	24	176		146
Operating expenses (Note 23.h)	28	78		100
Holding losses (Note 23.h)	(23)	—		—

Subtotal	104	327		281
Inventories at end of the year (Note 3.d)	(53)	(75)		(73)

Total	51	252		208

(1)	Includes cost of telephone directories and telephone equipment.
(2)	Net of 135 million of the spun-off assets. See Note 4.
(3)	Net of 33 million of the spun-off assets. See Note 4.

g)	ASSETS AND LIABILITIES IN FOREIGN CURRENCY (See Note 22.)

	September 30, 2002				September 30, 2001
	Amount in foreign currency (in million)	Currency	Exchange rate	Book amount (in million of Argentine pesos)(1)	Amount in foreign currency (in million)	Currency	Book amount (in million of Argentine pesos)(1)
ASSETS
Current assets
Cash and bank	1	US$	3.74	4	—	—	—
Investments (2)	76	US$	3.74	283	23	US$	52
Trade receivables	20	US$	3.74	76	55	US$	124
	2	SDR	4.95	8	1	SDR	2
	—	—	—	—	(2)	GF	(2)
Other receivables (3)(5)	15	US$	3.74	56	86	US$	190
	3	EURO	3.69	11	4	EURO	9

Total current assets				438			375

Noncurrent assets
Investments	5	US$	(4)	13	35	US$	77
Other receivables (5)	18	US$	3.74	68	16	US$	35

Total noncurrent assets				81			112

Total assets				519			487

LIABILITIES
Current liabilities
Trade payables	37	US$	3.74	137	63	US$	139
	6	SDR	4.95	28	7	SDR	20
	3	EURO	3.69	10	—	—	—
	—		£5.87	1	—	—	—
	—	—	—	—	1	GF	—
	—	—	—	—	877	PTAS	11
	—	—	—	—	284	ITL	—
Bank and other financial payables	1,083	US$	3.74	4,049	1,326	US$	2,934
	1,063		¥0.03	33	26		¥—
	3	EURO	3.69	8	2	EURO	4
	—	—	—	—	290	ITL	—
Other payables	2	US$	3.74	7	—	—	—
	3	EURO	3.69	10	—	—	—
	—	—	—	—	31	PTAS	—

Total current liabilities				4,283			3,108

Noncurrent liabilities
Trade receivables	—	—	—	—	32	US$	71
Bank and other financial payables	1,011	US$	3.74	3,782	995	US$	2,202
	7,779		¥0.03	239	8,816		¥164
	23	EURO	3.69	86	20	EURO	40
	—	—	—	—	2,024	ITL	2
Other payables	10	US$	3.74	39	11	US$	24

Total noncurrent liabilities				4,146			2,503

Total liabilities				8,429			5,611

(1)	Amounts stated in millions of constant Argentine pesos of September 30, 2002. See Note 2.3.
(2)	See Note 20.b) to the consolidated financial statements.
(3)	In 2002 and 2001, include 10 million and 5 million, respectively, corresponding to prepayments of fixed assets purchase.
(4)	Valued in dollars at the exchange rate at year-end, up to the limit of the equity value.
(5)	Includes the Patriotic Bond valued at the AFIP’s exchange rate effective at September 30, 2002.
US$: US dollars
¥:	Yens
PTAS:	Pesetas
ITL:	Lira
EURO:	European Currency Units
GF:	Gold Frank
SDR:	Special Drawing Rights
£:	Pounds

h)	EXPENSES INCURRED (stated in millions of constant Argentine pesos of September 30, 2002 - see Note 2.3.)

	September 30, 2002								September 30, 2001	September 30, 2000
	Operating expenses (1)	Administrative expenses	Selling expenses	Unusual items	Other expenses, net	Financial (income) loss		Total	Total	Total
Account						Assets	Liabilities
Salaries, social security taxes and other expenses	383	87	80	—	—	—	—	550	802	889
Fixed assets depreciation	1,281	125	7	—	—	—	—	1,413	1,356	1,530
Fees and payments for services	456	182	121	—	—	—	—	759	1,244	1,258
Directors’ and statutory audit committee’s fees	—	1	—	—	—	—	—	1	2	2
Insurance	—	15	—	—	—	—	—	15	19	18
Material consumption and other expenses	93	6	5	—	—	—	—	104	132	117
Management fee	130	18	—	—	—	—	—	148	272	327
Transportation	17	—	1	—	—	—	—	18	36	18
Taxes, charges and contributions	26	3	32	—	—	—	—	61	89	77
Rentals	80	10	5	—	—	—	—	95	102	102
Bank commissions	—	—	36	—	—	—	—	36	49	44
Exchange differences	—	—	—	—	—	(110)	3,550	3,440	—	—
Difference in the listed price of investments and holding losses (gains)	—	—	—	—	—	10	—	10	177	(91)
Interest and financial charges	—	—	—	—	—	(23)	528	505	327	323
Tax on interest paid and on the financial cost of corporate indebtedness	—	—	—	—	—	—	28	28	38	71
Allowance for doubtful accounts	—	—	475	—	—	—	—	475	382	221
Allowance for impairment in value and slow turnover	—	—	—	—	—	—	—	—	24	7
Impairment in value of securities to be received	—	—	—	—	—	—	—	—	18	—
Net book value of fixed assets retired	—	—	—	—	4	—	—	4	24	58
Net book value of intangible assets and deferred charges retired (2)	—	—	—	—	—	8	—	8	—	—
Amortization of intangible assets and deferred charges (2)	32	27	—	—	—	—	8	67	47	64
Employee terminations	—	—	—	—	85	—	—	85	141	139
Cash dividends	—	—	—	—	—	—	—	—	(6)	(13)
Tax on bank debits and credits	—	45	—	—	—	—	—	45	15	—
Inflation loss (gain) on monetary accounts	—	—	—	—	—	869	(774)	95	—	—
Other	1	—	—	—	66	—	1	68	113	142

Total 2002	2,499	519	762	—	155	754	3,341	8,030

Total 2001	2,969	657	924	15	250	106	482		5,403

Total 2000	3,683	531	462	—	331	(208)	504			5,303

(1)	Includes 28 million, 78 million and 100 million corresponding to cost of services provided for the years ended September 30, 2002, 2001 and 2000, respectively.
(2)	See Note 2.6.f).

24.	EVENTS SUBSEQUENT AS FROM SEPTEMBER 30, 2002 TO NOVEMBER 22, 2002

Fiscal year-end change

On November 11, 2002, the Company’s Ordinary and Special Shareholders’ Meeting, approved the amendment of the fiscal year section of the Articles of Incorporation. This amendment consists in changing the Company’s fiscal year-end from September 30 to December 31 of each year.

ITEM 4

Management’s discussion and analysis of
financial condition and results of operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Report of Independent Public Accountants)

The following discussion should be read together with the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. (“Cointel” or “the Company”) for the years ended September 30, 2002, 2001 and 2000. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles (“Argentine GAAP”), which differ in certain respects from U.S. generally accepted accounting principles (“US GAAP”), and have been set forth in constant pesos of September 30, 2002. See Note 18. to the notes to the consolidated financial statements.

Critical Accounting Policies

Significant accounting policies have been described in the consolidated financial statements. Most critical accounting policies adopted in preparing the financial statements relate to: i) the application of the going-concern assumption in the valuation and classification of assets and liabilities (see Notes 8.1. and 12.1. to the notes to the consolidated financial statements); ii) the assumption that the Company and Telefónica de Argentina S.A. (“Telefónica”) will not default in the payment of their debt, with regard to the classification of their non-current debt (see Note 8.1. and 10.1.2. to the notes to the consolidated financial statements); iii) the valuation of investment in Telefónica and the goodwill stated for such investment, which is based on the Company’s and Telefónica’s management’s current estimates of future cash flows (see Note 2.6.f) to the notes to the consolidated financial statements); iv) the assumption that the carrying amount of Telefónica’s fixed assets of 5,709 million (amount calculated considering the Company’s ownership interest in Telefónica) and Tax on Minimum presumed income of 24 million (amount calculated considering the Company’s ownership interest in Telefónica) of its telecommunication business as of September 30, 2002 is recoverable under the provisions for valuation of long-lived assets, which is based on the Company’s and Telefónica’s Management’s current estimates of future cash flows (see Notes 2.6.e), 2.6.h) and 12.1. to notes to the consolidated financial statements); v) the creation of reserves for contingencies assessed as likely by Telefónica’s Management, based on its estimates and the opinion of legal counsel (see Note 13. to the notes to the consolidated financial statements with respect to unreserved contingencies); and vi) the creation of allowances in Telefónica, amounting to 388 million out of 580 million past-due receivables, based on Telefónica’s Management’s estimates of possible future collection terms and conditions (see Note 2.6. to the notes to the consolidated financial statements).

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during each year. (See Notes 2.6.e), 2.6.f), 2.6.h), 8. and 12. to the notes to the consolidated financial statements in connection with material estimates related to Telefónica’s revenues and the Company’s and Telefónica’s future financing). The ultimate results could differ from the estimates. (See Note 2.6. to the notes to the consolidated financial statements).

The financial statements include the effects derived from the economic and exchange regulations known as of the date of issuance of such financial statements. All the estimates made by the Company’s and Telefónica’s Management have been calculated taking into account the above mentioned effects. The effects of additional economic regulations that could be implemented by the Government will be disclosed in the financial statements when they became known by the Company’s Management (see Note 22. to the notes to the consolidated financial statements).

Modification of Argentine GAAP

Effective December 8, 2000, the Governance Board of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) approved Technical Resolutions (“RT”) Nos. 16, 17, 18, and 19 which provide for changes in professional accounting principles related to valuation and disclosure. On the other hand, on December 21, 2001, Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) approved, with certain modifications, such Resolutions through its Resolutions No. 238, 243, 261 and 262 and required mandatory application thereof for fiscal years beginning July 1, 2002, and thereafter. As of the date of issuance of these financial statements, the Comisión Nacional de Valores (“CNV”) is analyzing the scope and timing for adopting such standards.

On March 6, 2002, the CPCECABA issued a resolution for the treatment of the Argentine peso devaluation effect, primarily in relation to the capitalization of exchange losses as part of the cost of certain assets (if certain conditions are met) and the restatement of amounts in constant Argentine pesos (see Notes 2.3. and 2.6.e) and f) to the notes to the consolidated financial statements).

On July 16, 2002, the National Executive Power issued Decree 1269/02, repealing Decree 316/95, instructing the CNV, among others, to issue the necessary regulations for the acceptance of balance sheets or financial statements prepared in constant pesos. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to submit financial statements in constant pesos. In accordance with the above mentioned, the financial statements of the Company as of September 30, 2002, 2001 and 2000 have been prepared in constant Argentine pesos restated according to the changes in the Argentine wholesale price index published by INDEC (Argentine Statistics and Census Institute) in compliance with the generally accepted accounting standards mentioned in Note 2.3. to the notes to the consolidated financial statements and the regulations issued by the National Executive Power and the CNV.

OVERVIEW

Some of the more significant influences that have historically affected, and that continue to affect the Company’s business and its results of operations are:

•
the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•
the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of Telefónica’s business; and

•
the long-term strategic vision of Telefónica, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the Current Economic Situation in Argentina

The Convertibility Plan

For several decades, Argentina experienced periods of high inflation, slow or negative growth, declining investment rates, significant devaluations of the Argentine currency and impositions of exchange controls. During the 1980s, the limited availability of foreign exchange required the Argentine Government and all Argentine public sector entities to restructure portions of their foreign currency-denominated indebtedness to commercial banks. The rate of inflation reached 4,923.6% in 1989, as measured by the Argentine consumer price index, and Gross Domestic Product (“GDP”) contracted that year by 6.2%. Argentina’s historically high inflation rates resulted mainly from the Argentine Government’s inability to control fiscal policy and the money supply. In March 1991, after the implementation of various plans designed to reduce inflationary pressures, which were only partially or temporarily successful, the Argentine Government introduced a tax reform and expenditure reduction program aimed at reducing inflation and restructuring the economy and adopted the Convertibility Law, which became effective April 1, 1991 and pegged by law the Argentine peso at a parity with the U.S. dollar (such fiscal measures and the Convertibility Law being collectively referred to as the “Convertibility Plan”). Following the adoption of the Convertibility Plan, the annual rate of inflation measured by the Consumer Price Index declined from 84.0% in 1991 to 3.9% in 1994 and Real GDP rose an average of 8% annually between 1991 and 1994.

The Convertibility Plan became the cornerstone of Argentine economic policy for the ensuing decade. Its success depended on Argentina’s ability to attract capital inflows in the form of foreign direct investment, the repatriation by local investors of foreign, mostly U.S. dollar denominated savings, the availability of external means of financing, and the preservation of U.S. dollar reserves generally. These elements, in turn, depended on the sound management of external liabilities and the implementation of fiscal, regulatory, labor, judicial, legal, political and other structural reforms aimed at creating credible and sustainable efficiencies in both the private and public sectors.

In addition, the Convertibility Plan depended on external factors beyond the control of Argentine policy makers, such as the international prices of traditional Argentine export commodities, interest rates in the global capital markets, the impact of crises in other emerging markets and trade conditions with neighboring countries and other significant partners. Furthermore, the Convertibility Plan relied on confidence in the strength of the local financial sector and the ability of banking regulators to preserve a liquid monetary base.

Since it was adopted, the Convertibility Plan endured a series of both internally and externally generated challenges which progressively debilitated confidence in its long-term viability among the international financial community as well as the local business community and leading political forces. These challenges included the devaluation of the Mexican peso in December 1994 and resulting liquidity crisis in the Argentine banking sector, contagion throughout the emerging market economies resulting from the Asian crisis in late 1997, Russia’s default on part of its sovereign debt and the devaluation of the ruble in 1998, the devaluation of the Brazilian real in 1999, adversely affecting the demand for Argentine exports to Brazil, and Ecuador’s default on its foreign indebtedness in 2000. These incidents significantly increased the cost of capital to the Argentine private and public sectors, widening spreads on Government securities. They led to growing capital outflows and diminished international reserves. They also exacerbated the recession and the mounting unemployment and deflation that had taken root in the Argentine economy beginning in late 1998.

Confronted with such developments, Argentina grew increasingly dependent on aid from multilateral credit agencies, principally the International Monetary Fund (“IMF”), which periodically organized substantial rescue packages.

During 2000, domestic consumption was weak and private investment decreased sharply due to worsening global financial conditions for emerging markets generally and uncertainty over the ability of the De la Rúa administration to address the structural economic changes needed to improve Argentina’s competitiveness and to reduce its fiscal deficit. By the fourth quarter of that year, the lack of signs of economic recovery, aggravated by the perception of increasing political risk, led the Argentine Government to negotiate with the IMF, the World Bank, the Inter-American Development Bank and the governments of Spain, Italy and France a financial support package totaling US$39.7 billion to ease government financing in 2001 and subsequent years.

In the first quarter of 2001, President De la Rúa appointed Domingo Cavallo, who had designed the Convertibility Plan in 1991 and since then had founded a minority opposition party, as Minister of Economy with far-reaching extraordinary powers granted by Congress. Minister Cavallo sent to Congress an amendment to the Convertibility Law which added the euro to the U.S. dollar in a basket to set the peso’s value once the euro would reach parity with the U.S. dollar. This measure was intended to improve the competitiveness of Argentine exports over time.

The consensus among the international financial community, however, was that this measure did not address the core, immediate issue of Government spending and fiscal imbalance, and sovereign spreads widened further.

On June 4, 2001, the Argentine government was able to reduce its debt service requirements through 2005 by US$16 billion through a US$29.5 billion global exchange of its debt in the capital markets, retiring obligations with significant near-term servicing requirements and extending the maturity profile of its overall indebtedness. Despite the resulting fiscal benefits, popular discontent with the deepening recession led to criticism of the Government’s focus on external creditors among certain political elements, including President De la Rua’s own party. Private sector confidence in the ability of President De la Rua to garner sufficient political support to deliver on his proposed reforms deteriorated rapidly in the following weeks.

On July 30, 2001, the Argentine Congress enacted the “zero-deficit” law, to secure reductions in government expenditures and to achieve a balanced budget in the near term, and announced its intention of embarking on deep structural reforms of the political system, including the size of Congress and aspects of the electoral process. Furthermore, in early August 2001, the government and the IMF began negotiating an extension of the financial support package agreed to in December 2000 to boost investor confidence. These negotiations proved successful and, on September 10, 2001, the IMF disbursed a financial support package of US$5 billion to Argentina (US$4 billion to reinforce Central Bank international reserves and US$1 billion to finance Treasury requirements). Also, from September to November, 2001, the local financial system received US$1.2 billion from existing lines of credit to increase bank liquidity and to counter a continuing deterioration in investor confidence.

However, negative political and pre-election circumstances resulted in the increased uncertainty over the stability of the peso and the continuity of the Argentine government’s zero-deficit policy, an increase in sovereign risk, a fall in international reserves, a continuing fiscal imbalance, and a decrease in total deposits in the financial system. Over the course of the final months of 2001, various Provincial Governments issued quasi-currency debt instruments to cover their own fiscal deficiencies. These instruments have been since then widely accepted as legal tender by parties whose businesses have been most affected by the growing shortage of liquidity resulting from a contracting monetary base. Despite the agreement signed with the IMF in August 2001, Argentina weakened as a credit and spreads of Argentine sovereign bonds widened.

On December 3, 2001, following a week of massive cash withdrawals of U.S. dollar deposits form the banking system and fearing a widespread bank run, the Government froze bank deposits, restricting cash withdrawals to $250 per account per week and providing for the disposal of all other funds only by means of checks, wire transfers and credit and debit card payments.

On December 5, 2001, alleging the failure by the Argentine Government to implement effective economic policies, the IMF announced a suspension of disbursements under its credit programs to Argentina. As widespread social unrest mounted, Minister Cavallo resigned on December 20, 2001, as did President De la Rúa on the following day.

Over 2001, the sovereign risk of Argentina, measured under emerging markets indexes as a spread over risk free benchmarks, had increased by 4,406 basis points to 5,172 as of December 28; liquid reserves at the Central Bank of Argentina (“B.C.R.A.”) decreased by US$10.6 billion, without including external tranches of financial aid and contingent loans; and total deposits within the banking system decreased by US$19 billion.

Default, Devaluation and the Abandonment of the Convertibility Plan

On December 31, 2001, after the failure of an interim government to gather sufficient support, Congress appointed Eduardo Duhalde, former governor of Buenos Aires Province and the Peronist Party candidate who had lost to President De la Rúa in 1999, as the new President of Argentina. While the legal support for the process leading to his election has been challenged in the courts as has the proposed duration of his term.

The interim government preceding President Duhalde announced the default on Argentina’s foreign debt on late December 2001. President Duhalde confirmed this announcement and sent a bill to the Argentine Congress to declare a national economic emergency and repeal the Convertibility Law. On January 6, 2002, the Argentine Congress approved the Economic Emergency Law, introduced dramatic changes to the country’s economic model and amended the Convertibility Law. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the power to establish a system to determine the exchange rate applicable to the Argentine peso.

Decree No. 71/2002 of the National Executive Power devalued the Argentine peso and established an “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for the rest of the transactions, which was regulated by the B.C.R.A. Official exchange rate was established at $1.4 to US$1 and the exchange rate for the “free” market, as of the close of business of the first day after the exchange market (which had been suspended as from December 23, 2001) reopened (January 11, 2002), was about $1.60/$1.70 to US$1 (bid price).

Monday, February 4, 2002, Decree No. 214/2002 was published in the Official Bulletin and with it significant progress has been made in the de-dollarization of the Argentine economy, despite the structuring required to adjust business benefits and costs in relation to a hard currency, the consequences of which usually impact consumer prices, thus increasing domestic inflation. The highlight of the Decree include:

(i)
All loans in foreign currency (whether granted by banks or not) borrowed within the domestic banking system, regardless of the amount of such loans, were switched into Argentine pesos at the $1 = US$1 rate, while deposits in foreign currency were returned at the US$1 = $1.40 rate.

(ii)
Additionally, the presidential decree abrogated the multiple exchange system mentioned above (official exchange rate and free exchange rate) and replaced it with a free floating system that does not include the explicit intervention or a flotation goal by the B.C.R.A. (application of flotation band, scheduled devaluation). However, the decree authorizes the B.C.R.A. to intervene in the exchange market if the B.C.R.A. deems it necessary to defend the value of the local currency. It was announced that the B.C.R.A. would have a monetary issuance goal.

(iii)
The presidential decree also suspended any lawsuits, precautionary measures or execution arising from or against the receivables, debts, obligations, deposits or financial rescheduling affected by the provisions mentioned above. This measure was adopted as a response to a recent judgement by the Argentine Supreme Court that established the unconstitutionality of Decree No. 1570/01 which established the cash withdrawal restrictions described in Note 20. to the notes to the consolidated financial statements.

In the months following implementation of a freely floating Argentine peso policy, the country continued to deteriorate further institutionally, politically, financially, and socially. The absence of legal protections and of a sustainable economic and fiscal plan, coupled by sweeping distrust in local financial institutions, has not helped to create a suitable climate for the recovery of the relevant financial indicators; quite to the contrary, the Argentine peso has lost purchasing power as a hard currency and to buy staple commodity. Inflation continued to increase though in a contained manner because public services rates have been frozen and due to the severe economic recession (accumulated CPI through September 2002: 39.7% - accumulated WPI through September 2002: 121.2%), one of the main risks of price escalation is inflation in terms of consumption by the medium- and low-income population (primarily food and beverage, prescription drugs, and clothing).

The sharp contraction of credit available to the private sector and the strangling of the financial intermediation between savings and investments help but to smother the economic activity (primarily affecting individuals and small and medium-sized enterprises (SME), but also large enterprises, many of which are currently in default). This severe economic deterioration adversely affects employment opportunities, rising the unemployment and underemployment rate which, according to private estimates, would approximate 23.0% of the working population in the next assessment of October 2002 by the INDEC (Argentine Statistics and Census Institute).

Negotiations with multilateral credit agencies (especially with the IMF) have practically stagnated due to the widespread uncertainty and the lack of political and economic definition of President Duhalde’s administration. The external financial assistance required has not been agreed upon yet and, it is highly probable that a potential financial assistance agreement would only cover current maturity payments to international agencies and no new funding is expected to finance existing imbalances. Such insignificant progress made in the negotiations to obtain external aid, along with hobbled projects submitted to Congress to stop legal proceedings seeking enforcement of constitutional protections to withdraw frozen deposits with local financial institutions and thus forestall the leakage of funds from the local financial system, and the regulation of a Second External Bond (Bonds) Plan to provide some solution to the deposits whose withdrawal was rescheduled by the then incumbent Economy Minister Mr. Remes Lenicov, finally caused his resignation on April 23, 2002.

Immediately after this event, the summit meeting held by President Duhalde, provincial governors, Congressmen from the Peronist (PJ), Radical (UCR) and Frepaso political parties, and trade union leaders ended with the endorsement of a general pact including 14 highlights to integrate Argentina with the world; reach all necessary agreements between the Federal and Provincial governments to finally seek a balance in government accounts (on which partial progress has been made); implement the changes required by multilateral credit agencies in relation to the Bankruptcy Law Reform (already sanctioned) and abrogation of the Economic Subversion Law (already sanctioned); solve the existing problems in the local financial system to regain confidence and allow for its normal operation (pending); and create the conditions to foster consumption, investment, employment, and economic activity (pending). After several days of indefiniteness, the Economy Ministry finally appointed to replace the outgoing Mr. Remes Lenicov was Mr. Roberto Lavagna who took office last April 27 and will be required to follow an economic policy in line with the above pact.

In this regard, Congress has lately enacted the “anti-leakage” law to ban the withdrawal of money from banks as a result of constitutional protection-enforcement proceedings until a final and conclusive decision is rendered by the Supreme Court of Justice. In the five months following its introduction, it can be seen that this law has sharply reduced the leakage of deposits because of court rulings, but has not been able to halt it entirely and there is a risk of a resurgence of the problem. In addition, various alternatives were analyzed to avoid a cessation of payments to multilateral credit agencies (either by using liquid BCRA reserves or making use of special clauses in the SRF agreement with the IMF) and to enable a renewal of the interrupted discussions with international authorities, making firm progress with the parliamentary agreements in relation to the laws mentioned in the previous paragraph, studying a new Bond Plan with stronger guarantees and greater financial attractiveness (subsequently introduced as the Plan BODEN – Optional National Government Bonds, accepted by some 23.0% of the holders of rescheduled deposits) and draw up a coordinated monetary policy with the BCRA authorities (instrumented in the form of the July-December 2002 Monetary Program) to be able to hold down the price of the US dollar and avoid greater price rises that would exacerbate social conflict.

On the political scene, President Duhalde announced the bringing forward of presidential elections from September 2003 to March 2003 in response to a resurgence of the political crisis affecting his government.

Negotiations with multilateral credit agencies seem to indicate a gradual alignment between the Argentine Government and the IMF, with signs of a possible understanding by the end of December 2002. The future agreement will include the refinancing of maturities for all of 2002 and part or all of 2003, with the addition of a certain amount of new funds to reinforce the financing of part of the public provincial sector deficit for the second half of 2002 and the gradual elimination of provincial quasi-currencies issued during the first half of 2002. It should be noted that in the October-December 2002 period maturities of debt due to credit agencies will total US$ 2.4 billion and in the period January-March 2003 such maturities will total US$2.05 billion, which it will be very difficult to pay out of the liquid reserves of the Central Bank without provoking greater imbalances in the weak monetary dynamics of recent months.

Domestic markets continue to be unaffected by internal institutional and political developments, but this will be only temporary. Significant uncertainty in relation to the outcome of the primaries (particularly in the case of the Justicialist Party) raises doubts as to the reaction of financial markets in coming months, as neither the Menem nor the Duhalde factions are able to unify the party and neither can guarantee a relatively calm electoral process. The BCRA continues to gain liquid reserves (both from increased exchange controls on exporters and local traders and because of the lower demand for dollars and increased acceptance of peso-denominated savings instruments), helping to keep the price of the dollar relatively stable, although at a very high level following the departure from Convertibility. The down side of this situation is the maintaining of high rates of interest to ensure the preference for pesos, and the collapse of economic activity levels.

Prospects for the rest of the current year indicate a strong negative impact on domestic economic activity as a result of the Argentine peso devaluation against the dollar (with a direct impact on the financial situation of official entities, banks, corporations and families) and a quasi-generalized suspension of payments at both sovereign and corporate level. The considerable uncertainty caused by the abandoning of Convertibility, the lack of substantive political definitions, the infringement of property rights and delays in announcements regarding external financial assistance from multilateral credit agencies and the G7 countries do not generate an appropriate climate for consumption and investment, which could extend the Argentine economic recession until mid-2003.

The following table sets forth rates of inflation, as measured by the Argentina Wholesale Price Index (“WPI”) and the rate of real growth of Argentine GDP for the periods shown. Numbers in parentheses are negative.

	September 30,
	2002	2001	2000
WPI (annual % change) (1)	114.5	(4.1)	4.4

	September 30,
	2002(3)	2001(2)	2000
GDP Growth (annual % change)	38.5	(1.1)	(0.7)

(1)	Price index figures are for the years ended September 30, 2002, 2001 and 2000.
(2)	Official data.
(3)	Projection estimated by the Company.

Telecommunication Rate Regulation

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there were no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure. Below the values established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in US dollars. These agreements also provided for the right of Telefónica to adjust this rate for changes in the Consumer Price Index (“CPI”) of the United States of America on April 1 and October 1 of each year.

However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indexes or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Under the rate regulation mechanism in effect known as price cap, Decree No. 264/98 provided a 4% reduction (in constant dollar terms) in rates, in terms similar to the method provided by point 12.5.1. of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates; with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as it successor has applied the same 4% reduction to international rates.

On November 3, 1999, the SC issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 8, 1999 through November 2000. Such reduction was applied to billing domestic and international long-distance services. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, Telefónica, Telecom and the SC executed rate agreements which, subject to the approval by the Economy Ministry and of Infrastructure and Housing, provided the terms under which the price caps would be applied:

i)
Price Cap as of November 8, 2000: the SC established that the rate reduction for the period November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates for internet access), the non-application of charges set forth in Resolution N° 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the U.S. Consumer Price Index; b) given that such plans were brought into effect before schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of price caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction would be applied as defined by the Licensees.

ii)
Price Cap as of November 8, 2001: the SC established that the efficiency factor for the price cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value for the US Consumer Price Index for the year, adjusting the effect at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000, as well as any balance remaining in respect of a variety of items included in the 2000 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by Telefónica, 15% to the local service, and 15% to other services as required by the SC, other than monthly basic charges and the local measured service.

iii)	Price Cap as from November 8, 2002 through November 7, 2003: the SC established that the efficiency factor could not exceed 5%, but it did not yet set its value.

Although the reductions mentioned in point i), and the early reductions referred to in point ii), are being applied by Telefónica, the related agreements have not been yet approved by the Economy Ministry and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point i).

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”), mentioned in Note 13.c) to the consolidated financial statements, on October 4, 2001, Court Room IVof the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, Telefónica and Telecom “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of the issues related to the rate agreements of April 2000 and March 2001 and the complaint filed by Consumidores Libres, could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of September 30, 2002, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the price caps related to November 8, 2000, and November 8, 2001, under the above-mentioned agreements.

Under the price cap mechanism currently in effect the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above-mentioned rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms and considering Telefónica’s defense against the above-mentioned legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of this year, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences in the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2585/91. In addition, based on the above, Telefónica has proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Subsequently, under Decree 1839/2002 dated September 16, 2002, the National Executive Power extended for an additional term of one hundred and twenty business days since the expiration of the term set forth by Decree 293/2002, the term for the Ministry of Economy to submit to the National Executive Power the proposals for contracts renegotiation affected by the provisions of Section 8 of Law N° 25,561.

In addition, Decree No. 764/2000 has reduced the interconnection price for the origin and destination of the calls in the local areas to $1.1 cents/minute for districts with more than 5,000 inhabitants or a telephone-set density above 15 telephones every 100 inhabitants and to $1.3 cents/minutes for the rest of the districts and in the areas included in the original license of independent operators and to $0.30 cents/minutes for the transit within local areas. A 3% semi-annual price cap will apply during the first two years after these rules and regulations become effective.

As of the date of issuance of these financial statements, Telefónica’s Management is unable to foresee the final result of the negotiation under Law No. 25,561 or the rate scheme to be effective in the future; it is possible that such rate scheme will not maintain its value in U.S. dollars or constant pesos over time in accordance with any past and potential future increase in General Price Levels (“GPL”). In the opinion of Telefónica’s Management and Telefónica’s legal counsel, under general administrative law principles applicable to the Transfer contract, its rates scheme and List of conditions, future rates should be fixed at a level which is sufficiently fair to cover service costs so as to preserve a regular, continued and efficient public telephone service supply within the legal framework, by which the Transfer Contract is governed. If as a result of the renegotiation, future tariff rates evolve at a pace well below that established in the Transfer Contract, it would have a material adverse effect on Telefónica’s future financial position and results.

Taxes

Turnover tax: the rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues in the Company’s financial statements are shown net of turnover tax. By its Resolution No. 2,345/94, the CNT required Telefónica, based on clause 16.9.3 of the Transfer Contract, to pass over to users the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While Telefónica met the requirement contained in the resolution by depositing in a special bank account 5.2 million relating to amounts purportedly collected in excess and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT refused remedy sought by Telefónica in Resolution No. 1,513/95, as did the Economy Ministry, Public Works and Utilities through its Resolution No. 139, of which Telefónica was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96 requiring that, in the first billing falling due on or after April 1, 1996, Telefónica should refund to owners of telephone lines in the City of Buenos Aires approximately 8.0 million in principal and 17.5 million in interest. While Telefónica has complied with the requirement, it still believes that the procedure CNT used to calculate the refundable capital and interest can be questioned, and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 by Telefónica at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that Telefónica should bear court costs and expenses and legal counsels’ fees.

Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No. 86/96 that Telefónica had filed. Telefónica then filed the respective motion for reconsideration against Resolution No. 4,583/99, whose outcome is pending.

Income Tax and Tax on Minimum Presumed Income: In case there is taxable income, the Company calculates the Income Tax charge by applying the tax rate of 35% to the taxable income for the fiscal year without considering the effect of temporary differences between Net Income and Taxable Income.

Additionally, the Company calculates the Tax on Minimum Presumed Income by applying the tax rate of 1% on qualifying assets valued according to tax rules in effect as of the end of the year. This tax is supplementary to Income Tax. The Company’s tax liability shall be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

As Cointel estimated that the income tax does not generate any charge at the end of each fiscal year, no income tax was accrued for Cointel in the statement of income for the years ended September 30, 2002, 2001 and 2000.

In the consolidated statement of income for the year ended September 30, 2002, the Company charged to expense 0.5 million (historical value) corresponding to the accumulated balance of tax on minimum presumed income as of that date, on the basis of its recoverability analysis considering current information.

Additionally, as of September 30, 2001, the Company had an accumulated income tax loss carryforward of about 193 million (historical value) according to the respective tax returns filed as of that date, which might eventually be used to offset future taxable income as follows:

Available until	Tax loss carryforward (historical value)
2002	17
2004	48
2005	60
2006	68

193

Every year in which offsetting is verified, the tax benefit will be realized if income tax (net of the offset) is equal to or exceeds the tax on minimum presumed income, but will be reduced by any excess of the latter over income tax.

Telefónica has estimated the existence of income tax loss for the current year and has so determined a proportional charge for the nine-month period ended September 30, 2002 for the tax on minimum presumed income of 37 million and 3 million of Telinver, which were capitalized as “Other non-current receivables”, and it has been estimated as recoverable based on the Telefónica’s tax projection and the legal terms established for it recovery (10 years). However, whether the participation of the Company in the booked amount of tax on minimum presumed income of Telefónica of 24 million (amount calculated considering the Company’s interest in Telefónica) is fully recoverable depends on the effect that the outcome of the rate renegotiation may have on Telefónica’s operation and cash flows (see Note 12.1), and there is also uncertainty with respect to future cash flows and income of Telinver and therefore Telinver’s minimum income tax recoverable value. In the three-month fiscal year ended December 31, 2001 Telefónica’s Income Tax, amounting to 66 million (in constant pesos of September 30, 2002), was higher than the tax on minimum presumed income corresponding to that fiscal year and was charged to expense of that fiscal year in the “Income Tax” account.

In the years ended September 30, 2001 and 2000, Telefónica’s Income Tax, amounting to 376 million and 447 million (in constant pesos of September 30, 2002), respectively, was higher than the tax on minimum presumed income corresponding to that years and was charged to expense of that years and included in the “Income Tax” account.

As provided in the Public Emergency and Exchange System Reform Law, the loss resulting from applying the exchange rate as of January 11, 2002 to the Telefónica’s net position of assets and liabilities in foreign currency as of January 6, 2002, which amounted to about 1,300 million (historical values), will be deductible from income tax base at 20% per annum over the five fiscal years ending after the Law’s effective date.

Tax on interest and financial cost of corporate indebtedness: this tax applies at a 15% rate to interest and other financial expenses paid by the companies residing in Argentina Republic as a result of loans granted by financial institutions under Law N° 21,526 or corporate bonds that are exempted under Law N° 23,576, and held by individuals or legal entities residing abroad or individuals residing in Argentina. The Law passed by Congress last November 15, 2000, reduced the tax rate to 10% for the period January 1, 2001 through June 30, 2001 and to 8% as from July 1, 2001.

Value added tax (“VAT”): VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current Telefónica’s customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of Telefónica. VAT actually deposited by Telefónica is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to Telefónica by its suppliers in connection with the purchase of goods and services. See Tax Reform.

Other taxes: the tax assessed on Telefónica to finance the activities of the Regulatory Authority is levied on Telefónica total monthly revenues from the provision of telecommunications services, net of any applicable tax on the revenues.

Decree No. 764/2000 approved the Rules for Universal Service which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax.

A “Radioelectric rate” is also paid to the Regulatory Authority every four months in relation to radioelectric stations. Telefónica also pays provincial stamp taxes and other provincial and municipal taxes.

Tax Reform:

From the end of the year 2000, the National Congress passed the tax reform law that introduced, in addition to the above-mentioned changes, the following amendments:

Value-added tax: Law No. 25,360 allows VAT credits generated by depreciable personal of real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits can not be offset against VAT obligations arising from a year’s business, and on condition that the property of reference is still part of the tax payer’s assets. Decree No. 493/01 established a 50% reduction of the capital goods VAT rate, and at the same time revoked certain exemptions (leasing of commercial real property and others).

Law No. 25,453, which became effective on July 31, 2001, granted the National Executive Power the power to amend all aspects of the law necessary for adopting the criteria that determine when tax becomes due and payable (collection of billed amounts, including the tax payable thereon). As of the date of issuance of these financial statements the National Executive Power has not used the granted powers.

Decree No. 363/02 amended Law No. 24,760 on “Factura de Crédito” (invoice covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lesser, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

These regulations were subsequently modified by Decree No. 1002/02 and General Resolution (AFIP) No. 1303 respectively, both of which became effective on July 1, 2002, making the regime optional for companies with annual sales in excess of a certain amount, extending to 30 days the term to accept or replace the Factura de Crédito; clarifying the conditions for claiming fiscal credits, setting at $500 the amount per transaction above in which the emission of a Factura de Crédito is mandatory and eliminating certain formalities, among other changes.

Tax on bank checking account transactions: Law No. 25,413 (effective as from March 26, 2001) added a tax of up to 0.6% on certain bank checking account debits and credits. The National Executive Power was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the above-mentioned taxes). The National Executive, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001. Later, Presidential Decree No. 1676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulleting on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Social security contributions: as from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is nil with respect to the rates effective through September 30, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector.

Decree No. 1387/01 established that contributions —other than those due to healthcare organization system and workers’ compensation system premiums— will be fully computable as VAT credit as from April 1, 2003.

Of the section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Decree No. 1273/01 effective as from July 1, 2002 established the payment of a non-remuneratory monthly amount of $100 for employees covered by collective labor agreements, establishing that such payment is subject to welfare fund and INSSJP deductions and contributions.

Buenos Aires Province Turnover tax: Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than 200,000 in such tax. In the case of the telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by the Company through the rates applied to customers receiving the service in Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase to fiscal year 2002 has been confirmed by the Revenue Bureau for the Province of Buenos Aires.

COINTEL REVENUES

Cointel’s sole substantial activity is owning a controlling interest in Telefónica’s common stock and its sole substantial source of cash revenues is dividends paid on such stock.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

All references made below to 2002, 2001 and 2000 are to the years ended September 30, 2002, 2001 and 2000, respectively, and are presented in compliance with the criteria provided for in Note 4. to the notes to the consolidated financial statements and therefore, do not include the spun off loss from spun-off operations.

As explained in Note 2.1. to the notes to the consolidated financial statements the Company has consolidated, line by line, its statement of income for the year ended September 30, 2002 with the consolidated statement of income included in the consolidated financial statements of Telefónica and Telinver for the three-month fiscal year ended December 31, 2001, plus the consolidated statements of income included in the consolidated financial statements of Telefónica and Telinver for the nine-month period ended September 30, 2002.

Net Revenues

Net revenues decreased by 37% to 3,885 million in 2002 from 6,196 million in 2001 and by 5% from 6,542 million in 2000.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in “Evolution of the Current Economic Situation in Argentina” and “Telecommunication Rate Regulation”, the decrease in revenue during 2002 as compare with 2001 was principally due to the drop of approximately 28.3% in prices measured in real terms.

The following table shows operating revenues in millions of pesos by category of services for 2002, 2001 and 2000 (restated in constant pesos of September 30,2002):

	2002	2001	2000
Basic telephone service
Measured service	1,179	1,809	2,108
Monthly basic charges (1)	1,048	1,502	1,546
Special services	456	661	564
Installation charges	62	124	162
Public phones	285	498	533
Access charges	332	689	665
International long-distance service	146	314	416
Telephone equipment	35	184	124
Publishing of telephone directories	60	119	168
Other	282	296	256

Total	3,885	6,196	6,542

(1)	Includes monthly basic charges and charges for supplemental services.

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, and to customers of other operators routed through Telefónica’s networks as well as other operators’ networks. In this latter case, Telefónica bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see “Cost of Services Provided, Administrative Expenses and Selling Expenses”, “Fees and payment for services”).

Measured service decreased by 34.8% to 1,179 million in 2002 from 1,809 million in 2001 and by 14.2% from 2,108 million in 2000. The variation in 2002 as compare to 2001 was mainly due to: (i) a decrease in rates measured in real terms by approximately 28% as a result of applying the same rate per telephone pulse of $0.0469 in both years in the inflationary context previously described, partially offset by a decrease in commercial and low consumption discounts in 2002 compared to 2001; and (ii) a decrease in average local domestic long-distance use per line mainly due to the state of the country’s economy. These effects were partially offset by an increase in average number of billable lines (fixed charge lines), mainly because of an increase in the number of local lines, partially offset by a reduction in average number of billable domestic long distance lines (which includes increases and decreases of long distance lines as a result of the implementation of the presubscription process). In 2001, the change was principally due to: a) new discount plans for domestic long-distance calls regarding certain client segments and time of the call; the 5.5% decrease in rates in effect for certain segments of local services and domestic long distance service applied since March 2000, b) a decrease in the average number of billable domestic long distance lines (considering increases and decreases in long-distance lines as a consequence of competition through the so-called “presubscription” process) and c) a decrease in average billable local lines, which in part became “Prepaid lines”, thus increasing revenues from Special services.

Monthly basic charges, which include the monthly basic charges of measured service lines, as well as of prepaid lines, decrease by 30.2% to 1,048 million in 2002, as compared to 1,502 million in 2001 and decrease by 2.8% in 2001 from 1,546 million in 2000. In 2002, the decline was due to the rate reduction in real terms close to 28% as a result of the application in 2002 of the same rate applied in 2001 within an inflationary context such as has been described previously, which was partially offset by a reduction in the discounts granted to customers. This decrease was accentuated by the large number of customers who were disconnected, mainly for non-payment, during 2002. In 2001, the change was principally due to commercial discounts granted to customers and the decrease in rates in effect, applied on the billing since March 2000, which includes a 19.5% discount on certain customers of the commercial and government segments.

Special services decreased by 31.0% to 456 million in 2002 from 661 million in 2001 and increased by 17.2% in 2001 from 564 million in 2000. In 2002, the changes were principally due to a drop in prices in real terms in 2002 that has affected the DTA (Digital Trunk Access), collect call charges and prepaid cards and internet access and traffic services. Internet access and traffic minutes decreased approximately 22.8% to 5,717 million minutes in 2002 from 7,407 million minutes in 2001 and increased approximately 37.8% from 5,374 million in 2000. Furthermore, during 2002 there was an increase in revenue from the sale of prepaid cards that did not fully compensate the rate reduction in real terms. Additionally, in 2001 the consumption of prepaid calling cards increased. Such growth was offset by a decline in DTA services mainly due to granting greater commercial discounts to the basic rate and metered service.

Income from installation charges decreased by 50.0% to 62 million in 2002 from 124 million in 2001 and by 23.5% in 2001 from 162 million in 2000. In 2002, the change was principally due to a decrease in the amount of basic telephone lines installed during 2002 and a decrease in prices in real terms. In 2001, the change was principally due to decrease in the amount of basic telephone lines installed during 2001, and to a decrease in the average installation price per line.

Revenues for public phones decreased by 42.8% to 285 million in 2002 from 498 million in 2001 and by 6.6% in 2001 from 533 million in 2000. In 2002, the decrease can mainly be attributed to: (i) a drop in prices in real terms, partially offset by lower commissions paid; (ii) a lower average demand from pay-phones operated by third parties (“telephone stations”) and semi-public telephones; (iii) a reduction in the number of semi-public lines installed; and (iv) a decrease in public telephone installed and consumption. In 2001, the decrease was due to increased commercial discounts that were granted to telephone station owners; and there was a decrease in pay-phone average consumption of 14%. The change was partially offset by an increase in the average number of telephone stations of 28.2% from 26,942 lines in 2000 to 34,525 lines in 2001 and in semi-public service of 2.5% from 57,575 in 2000 to 58,987 lines in 2001.

Access charges decreased by 51.8% to 332 million in 2002 from 689 million in 2001 and increased by 3.6% in 2001 from 665 million in 2000. In 2002, the variation was mainly due to (i) a decrease in rates in real terms as a result of the economic situation and the Price Cap; and (ii) a lower use of interconnection services by cellular telephone and long-distance operators. In 2001, the change was principally due to an increase of consumption from interconnection with mobile and public phones operators. Additionally, revenues from cellular interconnection increased due to PCS services and to access the network of value-added service providers. This increase was partially offset by applying, as from March 2001, the 3% reduction to interconnection rates under Decree No. 764/00.

International long-distance service revenues decreased by 53.5% to 146 million in 2002 from 314 million in 2001 and by 24.5% in 2001 from 416 million in 2000. In 2002, the change was mainly due to a reduction of outgoing rates in real terms, partially off-set by a decrease in discounts granted. Likewise, there was a reduction in incoming and outgoing traffic. In 2001, the change was principally due to the decrease in the average rate and commercial discounts granted to customers through the new plans offered since the abovementioned deregulation.

Telephone equipment and telephone accessories revenues dropped approximately a 81.0% to 35 million in 2002 from 184 million in 2001 and increased 48.4% in 2001 from 124 million in 2000. In 2002, the variation was due to a significant reduction in the units sold of telephone and computer equipment, among others, and a reduction in sale prices in real terms. In 2001, the change was due to a progressive increase in sales through Teleshops and Showrooms and to the new products offered in the second half of fiscal year 2000.

Publishing of telephone directories decreased by 49.6% to 60 million in 2002 from 119 million in 2001 and by 29.2% in 2001 from 168 million in 2000. The decrease in 2002 was mainly due to the decline in prices in real terms and, additionally, due to the reprogramming of the distribution of certain directories which had been issued in 2001 but not in 2002. The decrease in 2001 was due to (i) the effective rescheduling of the distribution of directories in certain areas in 2001, mainly such as within the cities of Buenos Aires, Mar del Plata, Chubut, San Juan and Rio Negro and (ii) a decrease in advertising sales.

Other revenues decreased by 4.7% to 282 million in 2002 from 296 million in 2001 and increased by 15.6% in 2001 from 256 million in 2000. In 2002, the variation was mainly due to a reduction in revenues from Direct Lines and Digital lines as a result of lower rates in real terms. In 2001, the variation was mainly due to an increase in revenues from Direct Lines, other charges to affiliates, long-distance operator-assisted calls and other minor miscellaneous customer.

Cost of Services Provided, Administrative and Selling Expenses

Cost of services provided, administrative and selling expenses decreased by 19.5% to 3,803 million in 2002 from 4,724 million in 2001 and in 2001 decreased by 1.3% from 4,784 million in 2000.

The following table shows the breakdown of expenses in millions of pesos for 2002, 2001 and 2000 (restated in constant pesos of September 30, 2002):

	2002	2001	2000
Salaries, social security taxes and other personnel expenses	550	802	889
Depreciation and amortization (1)	1,472	1,395	1,588
Fees and payments for services	759	1,244	1,258
Management fee	148	272	327
Material consumption and other expenses	104	132	117
Allowance for doubtful accounts	475	382	221
Equipment sales cost	46	174	108
Other	249	323	276

Total	3,803	4,724	4,784

(1)	Excluding the portion corresponding to financial expenses.

Salaries and social security taxes decreased by 31.4% to 550 million in 2002 from 802 million in 2001 and by 9.8% from 889 million in 2000. The variation was mainly due to: a) a drop in real terms in salaries during 2002 as compared to 2001, b) a personnel reduction in Telefónica, which decreased to 9,207 in 2002 from 9,680 in 2001 and from 9,984 in 2000 and c) in 2001, part of this staff became IBM’s personnel as a consequence of the outsourcing agreement signed with IBM. IBM has hired the personnel that had been assigned to rendering the services. Lines in service per employee increased by 2.8% to 480 in 2002 from 467 in 2001 and by 9.4% from 427 in 2000.

Total depreciation and amortization increased by 5.4% to 1,472 million in 2002 from 1,395 million in 2001 and decreased by 12.2% from 1,588 million in 2000. In Telefónica’s the change was principally due to the amortization of the net book value of goodwills related to the internet business (see Note 2.6.f) to the notes to the consolidated financial statements) and to the completion of works in progress after September 30, 2001, the depreciation of which started as of such date. Such increase was partially offset in the Company, principally due to a decrease due to the amortization of the intangible asset that resulted from the acquisition of a 51% of Telefónica’s common stock in November 1990 and the organization and preoperating expenses, which were amortized over a ten-year period by the straight line method, being totally amortized during the quarter ended December 31, 2000. In 2001, Telefónica’s depreciation charges decreased due to fixed assets totally amortized in the previous fiscal year and the equipment sale to IBM.

Fees and service charge decreased by 39.0% to 759 million in 2002 from 1,244 million in 2001 and by 1.1% from 1,258 million in 2000. In 2002, the variation was basically generated by a reduction in service costs in real terms and a decrease in the use of these services due to Argentina economic crisis, principally in (i) advisory and consulting expenses, services related to information systems, sales commissions, cost related to related companies, temporary personnel costs; (ii) decrease in interconnection charges with other operators due to a decrease of consumption and tariffs (in real terms) and lower access costs in the northern region (iii) expenses related to Building refurbishing incurred during 2001 and other network maintenance costs; (iv) elimination in

2002 of the reduction in social security taxes (UIT); (v) expenses related to the directories publishing business, in part, due to directories distribution (see “Net revenues - Publishing of telephone directories”); (vi) advertising expenses related to the completion of certain advertising campaigns carried out in 2001 and (vi) travelling, safety and communnications expenses and other operating expenses.

In 2001, the variation was due to a) increased information systems fees, which growth includes the costs related to the outsourcing of the operation and maintenance of the infrastructure of certain IT systems, which were partially offset by a decrease in hardware and software maintenance charges, b) an increase in advertising expenses and c) an increase in consulting and advisory services in 2001, partially offset by a decrease in interconnection charges with other operators due to the price cap established by Decree 764/00 and a decrease on account of “Maintenance Charges” and “Building Refurbishing”, specially related to the expansion to the northern area of Buenos Aires during the prior year.

Material consumption and other expenses decreased by 21.2% to 104 million in 2002 from 132 million in 2001 and increased by 11.4% from 117 million in 2000. In 2002, the variation is primarily the result of lower consumption of materials. The increase in 2001 was principally due to an allowance for impairment and slow turnover.

The allowance for doubtful accounts charge increased by 24.3% to 475 million in 2002 from 382 million in 2001 and by 72.9% from 221 million in 2000. In 2002, the change arises mainly from the estimated effect of the Argentine macroeconomic situation on collection terms and delinquency levels, which has affected significantly certain type of customers. In 2001, the variation was caused by the changes in the amount and aging of past due receivables in each year.

The cost of sales, which consist of telephone equipment, telephone accessories and other supplies, decreased by 73.6% to 46 million in 2002 from 174 million in 2001 and increased 61.1% from 108 million in 2000. In 2002, the decreased cost of sales results mainly from cost reduction in real terms from the decrease of telephony equipment and accessory sales. In 2001 the change was due to a progressive increase in sales through Teleshops and Showrooms and to the new products offered in the second half of year 2000.

The charge of income of other operating costs decreased by 22.9% to 249 million in 2002 from 323 million in 2001 and increased by 17.0% from 276 million in 2000. In 2002, the variation was mainly due to the decrease in costs in real terms, and particularly in taxes, transportation costs, commissions, allowance for slow inventory-turnover (since it was booked in 2001) and insurance; these effects were offset by the charge of tax on checking accounts credits and debits since in 2001 it was disclosed under unusual items and in 2002 is disclosed in operating costs (administrative expenses). In 2001, the change was due to an increase in the allowance for slow inventory-turnover (since it was booked in 2001), transportation costs, taxes, bank commissions and insurance.

Other Expenses, Net

Other expenses, net decreased by 38.0% to 155 million in 2002 from 250 million in 2001. Such decrease is mainly due to a decrease in charges in real terms. The most part of the variation is due to employee termination costs and a decrease in fixed assets retirements. In relation with the charge for contingencies, although the charge in 2002 was higher, the net variation in real terms in 2002 as compared to 2001 is a decrease.

Financial Gains and Losses

In 2002 and 2001, net financial gains and losses amounted to a loss of 4,095 million and 588 million, respectively, representing a higher loss of 3,507 million, i.e. an increase of 596%. The variation was mainly due to the impact of the devaluation of the peso on the net monetary position in foreign currency, which, net of the result from the exposure to inflation, amounted to a loss of 3,440 million. In addition, the increase in the amount of interest from higher interest rates and the rate of exchange, in those cases in which interest was in foreign currency, led to an increased loss of 178 million, net of inflation and a loss from the exposure to inflation of monetary assets and liabilities in pesos of 95 million.

Consolidated gross capitalized interest and exchange differences totaled 41 million (including 29 million corresponding to capitalization of exchange differences) and 89 million in 2002 and 2001, respectively.

(Loss) Income Before Income Tax and Minority Interest and Net Loss for the years

(Loss) Income before income tax, minority interest and net loss from spun-off businesses was 4,176 million (loss) in 2002 compared to 615 million (income) in 2001. After the income tax charge and minority interest of 1,288 million (income) in 2002 and 618 million (loss) in 2001, loss from continuing operations amount to 2,888 million in 2002 and 3 million in 2001. The loss of Telefónica’s spun-off businesses amount to 46 million in 2001. Net loss amount to 2,888 million in 2002 and 49 million in 2001.

Liquidity and Capital Resources

The Company’s cash and cash equivalents amounted to 356 million, 74 million and 893 million as of September 30, 2002, 2001 and 2000, respectively. Cash and cash equivalents in 2002 increased in 282 million, or 381% from 74 million at the beginning of such period. Of the cash and cash equivalents at September 30, 2002, 81% are primarily held in U.S. dollars and 19% are held in Argentine pesos. As a percentage of total assets, cash and cash equivalents represented 3.4% at September 30, 2002.

Total cash flows from operating activities for 2002, 2001 and 2000 amounted to 866 million, 1,489 million and 1,668 million, respectively.

Company and Telefónica has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in Note 22. to the notes to the financial statements, as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company and Telefónica, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

The main uses of cash for 2002, 2001 and 2000 were those related to the purchase of fixed assets and payment of loans and dividends. Funds used for the purchase of fixed assets for the years ended September 30, 2002, 2001 and 2000 totaled 310 million, 856 million and 956 million, respectively. These amounts are net of 15 million, 40 million and 183 million, respectively, financed by trade and bank financial payables. Dividend payments to minority shareholders for the years ended September 30, 2002, 2001 and 2000 totaled 117 million, 163 million and 325 million, respectively.

Additionally, in 2001 the net cash provided by Telefónica spun-off businesses amount to 163 million and in 2000 the net cash used in Telefónica spun-off businesses amount to 495 million. See Note 4. to the notes to the consolidated financial statements.

Telefónica has borrowed funds from major financial institutions in an amount of 460 million. These funds have been borrowed under terms and conditions customary in these kinds of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain-predetermined conditions are met.

As of September 30, 2002, the Company and Telefónica owed a total amount of approximately 3,713 million (approximately US$993 million) to related parties, respectively, which matures until April 2007. These agreements establish the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s and Telefónica’s payables (“events of anticipated maturity”) if there are changes in the Company’s and Telefónica’s equity, economic and financial situation that due to their adverse nature may affect the Company’s and Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company and

Telefónica to repay their debts. The creditor has advised the Company and Telefónica that until February 25, 2003: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements and (iii) shall not consider that debts have become due and payable for the Company’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of September 30, 2002, the Company has classified as current liabilities, maturing in February 2003, a loan of US$9 million (equivalent to 34 million at the exchange rate in effect at September 30, 2002), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or material subsidiary. As of the date of issuance of these financial statements, the Company obtained a waiver in connection with those proceedings, covering at least the current terms of those loans.

The recoverability analysis of the goodwill’s booked value generated by the investment in Telefónica recorded as of September 30, 2002, has been made on the basis of the Company’s and Telefónica’s management best estimate of Telefónica’s future cash flows, considering current information and Telefónica’s future service rates estimates. However, owing to the regulatory uncertainty regarding the precise future evolution of rates and the outcome of Telefónica’s negotiations to obtain financing in order to repay its liabilities within the regular course of business (see Notes 12.1. and 8.1.), whether the amounts booked for such assets, as of September 30, 2002, of 353 million and 5,733 million (amount calculated considering such 64.8% interest in Telefónica’s respective assets), is fully recoverable depends on the final outcome of the above mentioned matters.

Foreign-Denominated Debt, Receivables and Investments

Bank and financial payables are principally stated in foreign currency. Total bank and financial payables in foreign currency amount to approximately US$2,094 million, EURO 26 million and yens 8,842 million, which, as of September 30, 2002 equals to 7,831 million, 94 million and 272 million, respectively. Additionally, as of September 30, 2002, trade, tax and other payables in foreign currency amount to 232 million, of which, approximately, 183 million are stated in US dollars. Furthermore, total receivables, investments and cash in foreign currency amount to 519 million.

Exposure to Foreign Exchange Rates

Effective September 29, 1999, Telefónica has entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the yen-dollar exchange rate, in connection with the loan amounting to 8.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars received is 7.98% per annum. As of September 30, 2002, the related liability taking into account the effect of the above-mentioned swap and the additional interest accrued amounts to US$84 million.

The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payments terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica’s shareholders’ equity.

Additionally, during December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations of the euro-dollar exchange rate, in connection with Telefónica’s net position of assets and liabilities in Euros, including the balance of the loan granted by The Istituto Centrale Per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the dollars to be received is 2.61% per annum.

Monetary and Currency Exchange Controls

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.

Subsequently, the B.C.R.A. provided that funds transferred abroad, among other transfers, by the non-financial private sector on account of financial loans principal service, profits and distributions of dividends, carried out within 90 days as from February 8, 2002, shall require B.C.R.A. previous consent. This shall not be necessary when the obligation arises from payables to multilateral organizations, banks that financed investment projects jointly with such organizations, and governmental credit agencies or those guaranteed by such entities. Subsequent regulations of the B.C.R.A. established that, until February 8, 2003, such institution must authorize all purchases of foreign currency to apply to the payment of principal or interest on financial debts abroad, except for the above mentioned organizations. As of September 30, 2002, the Company and Telefónica have obtained the necessary authorization from the B.C.R.A. in the requested cases.

While the above restriction is in force, or should it be maintained beyond February 8, 2003, the Company and Telefónica are unable to ensure that the B.C.R.A. will authorize principal payments to foreign creditors over the repayment term and under conditions established originally. Current consolidated debt maturities affected by this situation amount to 3,950 million. In addition, the amount of 4,200 million classified as noncurrent in the balance sheet, result from agreements providing that the amounts owed would become immediately due and payable (after certain steps have been followed) if other obligations are not met as could be the case of the current payables above. If default is declared on the basis of the abovementioned reason, the amounts that were disclosed as noncurrent in the balance sheet as of September 30, 2002 on the basis of the conditions originally agreed with creditors, may become immediately due and payable.

Telefónica Holding de Argentina S.A. (“THA”) a shareholder of the Company, is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to Cointel, to use its best efforts to provide such financing directly or indirectly, subject to THA’s own fund availability, which depends on the evolution of the issues affecting THA’s own financial situation.

On the other hand, TESA (TISA’s parent company) has advised the Company and Telefónica that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for such companies, including the possibility of refinancing or not over long-term its current loans to such companies and, if necessary, providing additional financing.

Consequently, the Company’s and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

Should no financing alternatives be available for the Company and Telefónica or should the Company and Telefónica not succeed in obtaining refinancing, such companies would not have sufficient funds available to meet their current liabilities (including those disclosed as current on the consolidated balance sheet as of September 30, 2002 and those liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company and Telefónica will continue to make their best efforts to obtain such financing, which up to date have had favorable results through obtaining waivers from creditors, the exchange of long-term debt (see Note 8.3.1. to the notes to the consolidated financial statements) and short-term refinancing, as of the date of issuance of these financial statements, it is impossible to ensure what the result of such negotiations will be or if the restrictions for making transfers abroad will enable the Company and Telefónica to settle their current liabilities in the normal course of business and maintain their normal operations.

Contractual Obligations and Commercial Commitments

The following table represents the contractual obligations and commercial commitments of Cointel, Telefónica and its controlled company as of September 30, 2002:

	Payments due by Period in millions of Argentine Pesos
	Total	Less than 1 year	1-3 years	3-4 years	4-5 years	After 5 years
Contractual obligations
Bank and financial payables (1)	8,424	4,119	2,379	337	46	1,543
Other obligations	855	681	46	19	17	92

Total contractual cash obligations	9,279	4,800	2,425	356	63	1,635

Other commercial commitments (2)	312	207	75	23	7	—

Total commercial commitments	312	207	75	23	7	—

(1)	Includes 38 million and 4 million related to preferred stock and preferred dividends, respectively.
(2)
Includes 203 million principally related to certain framework agreements, which Telefónica will make use of in accordance to Telefónica’s needs. The amounts not required by Telefónica will not constitute an obligation for the Company.

Trend information

Cointel’s sole substantial activity is owning a controlling interest in Telefónica’s common stock. Therefore, the information about trends that follows corresponds to Telefónica’s business.

With the advent of competition since November 1999 and as fully liberalized competition commenced on November 8, 2000, operators under additional new licenses began to provide one or more of local, domestic long-distance and international service. Telefónica expects that the level of competition in its markets will increase in the future. As of December 2001, more than 26 new telephony licenses for local and/or long-distance services have been granted under Resolution 16,200/99. These licensees were not entitled to launch their services until November 2000 when the full liberalization was introduced. As of September 30, 2002, 8 licensees are providing local and/or fixed long-distance telephone service. These companies are Techtel S.A., Impsat, Keytech (which is operated by AT&T Latin America), CTI, Movicom Bell South, Comsat, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Telefónica is subject to competitive pressures due to the development of increased domestic and international transmission capacity.

As a result of the pre-subscription process through which customers are able to select a provider of long-distance, certain local services customers of Telefónica opted for one of the other long-distance operators (Movicom/CTP, Keytech, Techtel, Comsat, Impsat, CTI/Integrales and Telecom), and certain Telecom local services customers opted for Telefónica or for Movicom/CTP or the others as their new provider of service. In the near future, customers will select the long-distance call provider by dialing a three-digit code. Telefónica believes that any additional loss of long-distance revenues when this new system is implemented will depend on the specific service and price offerings, which may vary among operators. Because there is no precedent for competition in the Argentine telecommunications market among providers of basic telephone services, and since the recent devaluation for the Argentine peso is a dramatic change to what have been the economic conditions under which all domestic companies have run their businesses during the last years, Telefónica is unable to predict the precise extent of future losses of market share, the speed with which it might occur or the effect on Telefónica’s overall operations or revenues.

In connection with the agreements executed by the Federal Administration under public law regulations, including public works and services, Law No. 25,561 provided for: (1) the annulment of dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for dollar-denominated prices and rates ($1 = US$ 1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the

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economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; (e) the profitability of the companies.

Decree N° 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to submitted to the National Executive Power within 120 days after the effective date of this Decree. Telefónica has fulfilled the filling of the information required by the Government, which included proposals to overcome the emergency.

In the opinion of Telefónica’s management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of this year, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract.

In accordance with the foregoing, the proposal filed by Telefónica to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences in the variation of the U.S. dollar, by applying a polinomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree 2585/91. In addition, based on the above, Telefónica has proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

The principal strategic objective of Telefónica is to compete successfully and to maintain a leadership position in the Argentine telecommunications industry. Telefónica has been preparing to do so; however, there can be no assurance that the consequences of the introduction of competition would not materially and adversely affect the business, the financial condition or results of operations of Telefónica. While there can be no assurance, in the opinion of Telefónica’s management, the implementation of Telefónica’s business strategies will continue to have a beneficial effect on the future competitiveness of its telecommunications business, mitigating the negative effects of increasing competition in the Argentine market.

The Company and Telefónica have prepared their financing projections and plans expecting to cover future fund needs to continue Telefónica’s investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, they would request for long-term refinancing of their payables.

Consequently, the Company’s and Telefónica’s ability to settle their payables to local and foreign creditors depends upon the possibility of obtaining financing or, if not possible, of refinancing financial payables, as well as, if necessary, the granting of additional financing by its direct or indirect controlling companies.

AGREEMENT SIGNED BY THE COMPANY´S SHAREHOLDERS

On April 11, 2000 certain affiliates of Hicks, Muse, Tate & Furst, Incorporated (“Hicks Muse”), including República Holdings, Ltd. and a Citibank N.A. affiliate (“CEI affiliates”) and TESA entered into a Stock Exchange Agreement (the “Contract”), in relation with certain transactions whereby, after certain conditions were met, as

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of December 15, 2000, CEI (now THA) original shareholders transferred to TESA, shares representing 80.9% of the capital stock and 84.7% of the votes of THA, in exchange for TESA common shares issued. On June 29, 2001, TESA notified THA that the former had transferred on May 8, 2001 all its shares in the latter to its subsidiary TISA. Additionally, as of December 31, 2001, as a result of THA’ s capital stock reduction, TESA indirect equity interest in THA, increased from 80.9% to 99.99%.

CORPORATE REORGANIZATION

Tender offer for Telefónica shares

On January 12, 2000, TESA launched a tender offer for the stock of Telefónica whereby TESA offered to exchange for its own stock any and all Telefónica Class B shares not already directly or indirectly held by TESA. Telefónica shares subject to the TESA tender offer represented 48.2% of Telefónica capital stock at that moment. As a result of the above-mentioned exchange of shares, and the transaction described in Note 10.2.1. to the consolidated financial statements (“Agreement signed by the Company’s Shareholders) the 98% of Telefónica Common Capital Stock are indirectly controlled by TESA.

Telefónica reorganization

As a consequence that TESA has carried out its plan to make a global reorganization of its group operations by line of business, on January 30, 2001 and March 30, 2001, the Company’s and Telefónica’s Board of Directors and Telefónica’s Special Shareholders’ Meeting, respectively, resolved to reorganize some of its businesses.

After the above-mentioned reorganization, Telefónica, and consequently the Company, no longer holds an interest in Telefónica Comunicaciones Personales S.A. (“TCP”), Telefónica Data Argentina S.A. (“TDA”) (formerly Advance Telecomunicaciones S.A.) and TYSSA Telecomunicaciones y Sistemas S.A. (“TYSSA”), whose businesses had previously been reorganized. According to the Board of Directors and the Special Shareholders´ Meetings of Telefónica and the above-mentioned subsidiaries, Telefónica’s equity interests in the above-mentioned former subsidiaries were spun-off (and therefore Telefónica’s capital stock was reduced) and those equity interests were merged into certain companies indirectly controlled by TESA (those companies operating the related specific business lines – Mobile and Data).

Furthermore, as approved by the Company and Telefónica’s Board of Directors and Telefónica’s Special Shareholders Meeting, the minority shareholders, that are not related to TESA exchanged their Telefónica’s shares for shares of the companies into which the spun-off businesses were merged, in proportion to their interest in Telefónica. As a result of the capital reduction caused by the spin-off, the shares exchanged by the minority shareholders were cancelled, and minority shareholders hold an equal equity interest percentage in Telefónica and in the companies into which the spun-off businesses were merged. Registration in the Public Registry of Commerce of the above-mentioned reorganization, became effective November 16, 2001 and the share exchange mentioned above was completed on December 12, 2001. Telefónica acquired, at their listing value, the fractions of Telefónica shares held by minority shareholders. Total treasury shares amount to 2,355 and were acquired in the amount of $2.258 per share (in constant pesos of September 30, 2002). According to the Argentine Business Association Law No. 19,550 (“LSC”), these shares must be sold within 1 year of acquisition.

Telefónica’s capital reduction amounted to approximately 873 million (in constant pesos of September 30,2002), from 4,735 million down to 3,862 million (in constant pesos of September 30, 2002) by redeeming 394,789,234 class B shares, face value $1 per share (historical value). The effect of the reorganization on Telefónica’s Shareholders’ equity as of October 31, 2000, which amounted to 1,283 million (in constant pesos of September 30, 2002), was allocated to proportionately reduce the capital stock. The remaining amount was allocated to reduce the balance of the “Irrevocable capital contributions for future subscriptions” and “Comprehensive adjustment to irrevocable capital contributions for future subscriptions” accounts until the balances were exhausted, and “Comprehensive capital stock adjustment” account. The effect on spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, which amounts to a net assets decrease of 54 million (in constant pesos of September 30, 2002), has been allocated to Telefónica’s amount of “Unappropriated retained earnings” as of the effective reorganization date.

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As a consequence of the above-mentioned transactions, the Company did not receive shares of the companies into which the spun-off businesses were merged. Consequently, as from the effective reorganization date (February 1, 2001) the Company’s equity interest in Telefónica Class A and B shares was increased from 51.0% to 62.5% and from 1.9% to 2.3%, respectively.

Telefónica reorganization transactions did not change the Company’s financial position as of October 31, 2000, as the shareholding interest increase in Telefónica described above was compensated by Telefónica’s shareholders’ equity reduction resulting from the reorganization transactions. The effect of Telefónica’s spun-off assets and liabilities amounting to 5 million (in constant pesos of September 30, 2002), which is the result of: a) the increase of the Company’s ownership interest in Telefónica as from November 1, 2002 the effective reorganization date, b) the effect of the spun-off assets and liabilities resulting from the operations of these businesses from November 1, 2000 to the effective reorganization date, and c) the differential of the Company’s ownership interest in Telefónica (from 51.0% to 62.5%) on the dividends approved by Telefónica on March 12, 2001. Such effect has been allocated to Cointel’s balance of “Unappropriated retained earnings” in Cointel’s statement of changes in shareholders’ equity for the year ended September 30, 2001.

Described below are the commitments approved by Telefónica, TCP, Telinver, TMA and TDA Board of Directors and Special Shareholders’ Meetings on January 30, 2001 and March 30, 2001, respectively, in connection with the reorganization transactions:

a)	Agreement between Telefónica, Telinver, TCP and TDA whereby:

–	Telinver spun-off the assets and liabilities related to the sale of equipment and point of sales network businesses and those assets and liabilities were merged into Telefónica.

–
TCP spun-off certain assets and liabilities related to the data transmission business, including the authorization to use Band “B” of the Table 1.2. of Frequencies included in Exhibit 1 of Resolution No. 869/98 of the SC in the Buenos Aires Metropolitan Area and certain cities located in the northern region of the country. The authorization had been granted to Aki S.A. (“Aki”) under Resolution No. 18,766/99. Those assets and liabilities were merged into Telefónica.

–
TDA spun-off certain assets and liabilities related to the Internet Access business (including all of its customers other than corporate customers) and point-to-point lines in the southern region. These assets and liabilities were merged into Telefónica.

According to the commitment, the above-mentioned spin-off-mergers were effective as from January 1, 2001 (“Date of the First Reorganization”).

b)
Agreement between Telefónica, TDA and TMA whereby Telefónica spun-off: (i) the assets and liabilities related, the portion of Telefónica’s goodwill the TDA data business and the ownership interest in TDA, and (ii) Telefónica’s consulting business (Telefónica’s interest in TYSSA) that were merged into TDA. Additionally, Telefónica spun-off the mobile communications business related to Telefónica’s interest in TCP. That business was merged into TMA. The corporate reorganization described in this paragraph was effective as from February 1, 2001 (“Date of the Second Reorganization”).

c)
As from February 1, 2001 (“Date of the Third Reorganization”), Telinver spun-off and merged with Telefónica the assets of its e-commerce business, including its 50% interest in E-Commerce Latina (“ECL”).

Due to the tax effects of the reorganization and regarding its exemption from income and value-added taxes, section 77 of the income tax law provides that Telefónica and its indirect controlling company shall, among other things, keep for a period of two years as from the reorganization date:

a)	the activities developed by the reorganized companies (or similar activities), and

b)
its shares listed on self-regulated stock-exchange markets (or, otherwise, Telefónica shareholders shall maintain an interest in the capital stock of the successor companies of at least 80% of the capital stock of the restructured companies as of the reorganization dates).

Telefónica and its indirect controlling company intend to fulfill the requirements mentioned in a) and b) above.

The following tables show the approximate effect of the spun-off businesses (in constant pesos of September 30, 2002) on the consolidated statements of income and cash flows for the year ended September 30, 2001 and 2000.

•	Consolidated loss of Telefónica’s spun-off businesses:

The results of operations related to Telefónica’s spun-off businesses for the year ended September 30, 2001 and 2000 are as follows:

	2001 (a) (b)	2000 (b)
Net revenues	646	1,933
Cost of services provided	(412)	(1,091)
Administrative expenses	(79)	(159)
Selling expenses	(192)	(597)

Operating (loss) income	(37)	86
Loss on equity investments	—	(4)
Other Expenses, net	—	2
Financial (loss) income on assets	(5)	20
Financial (loss) income on liabilities	(48)	(106)

Net loss of spun-off businesses	(90)	(2)
Minority interest of spun-off businesses	44	—

Company’s interest in loss of spun-off businesses	(46)	(2)

(a)	Includes operations for the four-month period up to the effective reorganization date.
(b)	Stated in constant pesos of September 30, 2002.

•	Consolidated cash flows of the spun-off businesses:

Cash flows from the spun-off business for the four-month period up to the effective reaorganization date totaled 163 million (in constant pesos of September 30, 2002) and cash flows used in the spun-off businesses for the year ended ]September 30, 2000 totaled 495 million (in constant pesos of September 30, 2002) (see consolidated statement of cash flows).

Statistical Data

The following table provides certain basic information relating to the development of Telefónica’s domestic telephone system.

	September 30, 2002	September 30, 2001	September 30, 2000
Billable lines of measured service	3,088,020	3,396,811	3,611,944
Lines installed	4,887,803	4,851,308	4,669,189
Lines in service	4,422,895	4,521,414	4,258,924
Lines in service per 100 inhabitants	24.4	24.4	24.4
Lines in service per employee	480.0	467.1	426.6
Percentage of lines connected to digital exchanges	100%	100%	100%
Public telephones installed	103,529	122,063	114,037

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Internacional de Telecomunicaciones S.A.

Date: December 17, 2002	By:	/s/ Pablo Luis Llauró
Name: Pablo Luis Llauró Title: Assistant General Counsel